UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

2

3

4

5

6

7

8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

28

29

30

31

32

33

34

35

36

37

38

39

40

41

42

43

44

45

46

47

48

49

50

51

52

53

54

55

56

57

58

59

60

61

62

63

64

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer

Linx S.A.

Interim financial information

September 30, 2020
with Review Report on the interim financial information

Linx S.A.

Interim financial information
September 30, 2020

Contents

TO OUR SHAREHOLDERS

The Management of Linx S.A. ("Linx", "Company") submits the Financial Statements for the periods ended September 30, 2020 ("3rd quarter of 2020", "3Q20") to your appreciation compared to September 30, 2019 ("3rd quarter of 2019", "3Q19").

Linx, present in the market for 35 years, is a leader in technologies for retail, using cloud, big data, artificial intelligence, among other innovations, to create a wide portfolio of transactional and performance solutions, which include management software (POS - point of sale and ERP - enterprise resource planning), SaaS (software as a service) with emphasis on Digital (OMS and e-commerce), financial services (TEF and sub-acquiring) and cross selling (NFCe and connectivity), among many others.

In this third quarter, despite the various impacts of the pandemic, we followed the continuous resumption of the retail sector, reinforced by the gradual return to the opening hours of malls and stores. According to data from the IBGE´s Monthly Survey of Commerce (PMC), August 2020 grew 6.1% in relation to the same month of the previous year, making it the fourth consecutive month of growth in retail since the beginning of the pandemic. E-commerce increased 47% in the first semester of 2020 in relation to the same period of the previous year, reaching a record value of BRL 38.8 billion in sales according to the Webshoppers survey by e-bit/Nielsen.

Within this context, Linx has been capturing the various market opportunities. The various partnerships with marketplaces and the increased accessibility of our e-commerce platform enabled the growth of Linx Digital, which now represents 15.8% of total recurring revenue in 3Q20. Linx Pay also expanded, accounting for 14.2% of total recurring revenue in the quarter and is already prepared for Pix's entry.

In September, we acquired CR Sistemas Ltda (Humanus), which provides HCM and payroll management software to midsize companies in different industries. The acquisition aims to strengthen the back-office solutions of our end-to-end platform considering the high intensity of labor in retail and the greater demand for people management tools.

We still have not registered material impacts on churn, due to the differentiated profile of our customer base, in addition to the low representativeness of monthly fees charged on retailers' billings. The volume of postponements in the quarter reached BRL 63 million, of which 71% have already been paid, 24% are within the maturity period and only 4% are overdue.

Our Opportunities Committee, previously called Crisis Committee, continues to monitor the impacts of COVID-19 and in addition to the various cash protection measures that have been taken since the beginning of the pandemic, it also guided the return to offices only in 2021, when the situation will be reassessed.

As an important reminder, as highlighted in the "Subsequent Events" of the Earnings Release, we have an extraordinary meeting scheduled on November 17 to deliberate on the STNE proposal to incorporate all of our shares, or alternatively authorize the continuation of interactions with Totvs

Finally, **we reaffirm our commitment to the long term**, ensuring the safety of our team, service to customers and suppliers, and consequently, to the business.

Alberto Menache & Linx Team
#soulinx

Statutory Management Statement

In compliance with the provisions contained in CVM instructions, the Board of Directors, the Audit Committee and the Fiscal Council of Linx declare that they discussed, reviewed and agreed with the conclusions expressed in the audit report of the independent auditors and with the quarterly financial statements the period ended September 30, 2020, authorizing its disclosure.

Relationship with Independent Auditors

The financial statements of the Company and its subsidiaries are audited by Ernst & Young Independent Auditors.

The Company's policy for hiring services not related to external auditing seeks to assess the existence of a conflict of interest, thus, the following aspects are assessed: the auditor must not (i) audit their own work; (ii) exercising managerial functions in their client and (iii) promoting their client's interests.

São Paulo, November 9, 2020.

A free translation from Portuguese into English of Independent Auditor's Report on review of interim financial information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

Report on the review of interim financial information

To the Shareholders, Board of Directors and Officers
Linx S.A.
São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Linx S.A. ("Company"), contained in the Quarterly Information (ITR) for the quarter ended September 30, 2020, which comprises the statement of financial position as at September 30, 2020 and the related statement of profit or loss, of comprehensive income (loss) for the three-month and nine-month periods then ended, and statement of changes in equity and cash flow statement for the nine-month period then ended, including other explanatory notes.

The Company's Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this financial information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statement of Value Added

The abovementioned quarterly information include the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2020, prepared under Company's Management responsibility and presented as supplementary information for IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if

its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, 9 de novembro de 2020.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP034519/O-6

Lazaro Angelim Serruya
CRC-1DF015801/O-7

Linx S.A.

Balance sheets

As of September 30, 2020, December 31, 2019

(In thousands of reais)

	Parent company		Consolidated	
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Assets				
Current assets				
Cash and cash equivalents (Note 6)	**156**	16,387	**47,430**	75,898
Financial assets (Note 7)	**490,702**	732,473	**710,246**	902,289
Trade accounts receivable (Note 8)	**-**	-	**402,419**	276,626
Recoverable taxes (Note 9)	**9,375**	5,975	**35,158**	22,648
Other assets (Note 11)	**102**	93	**36,740**	22,509
	500,335	754,928	**1,231,993**	1,299,970
Non-current assets				
Long-term assets				
Financial assets (Note 7)	**-**	-	**2,228**	2,073
Trade accounts receivable (Note 8)	**-**	-	**16,244**	11,485
Recoverable taxes (Note 9)	**-**	-	**5,712**	5,166
Deferred taxes (Note 21)	**3,035**	2,220	**9,012**	3,357
Other assets (Note 11)	**-**	-	**24,982**	26,338
	3,035	2,220	**58,178**	48,419
Investments (Note 12)	**1,189,033**	1,046,362	**-**	-
Property, plant and equipment, net (Note 13)	**-**	-	**109,443**	82,201
Intangible assets, net (note 14)	**-**	-	**1,197,804**	1,009,314
Right-of-use (Note 15)	**-**	-	**99,145**	124,039
	1,189,033	1,046,362	**1,406,392**	1,215,554
	1,192,068	1,048,582	**1,464,570**	1,263,973
Total assets	**1,692,403**	1,803,510	**2,696,563**	2,563,943

See the accompanying notes to interim financial information.

Linx S.A.

Balance sheets
As of September 30, 2020, December 31, 2019
(In thousands of reais)

	Parent company		Consolidated	
	Setptember 30, 2020	December 31, 2019	Setptember 30, 2020	December 31, 2019
Liabilities and shareholders' equity				
Current liabilities				
Suppliers	**6,728**	1,050	**33,796**	24,007
Loans and financing (Note 16)	-	-	**77,347**	40,836
Lease (Note 17)	-	-	**33,371**	47,478
Labor obligations (Note 18)	**20**	20	**91,553**	51,080
Taxes payable	**205**	1,807	**17,527**	23,127
Income tax and social contribution	**726**	-	**4,581**	3,823
Payables for the acquisition of businesses (Note 19)	-	-	**57,218**	43,432
Deferred revenue (Note 20)	-	-	**26,402**	36,360
Debts with related parties	**47**	-	-	-
Dividends payable	**60**	9,719	**60**	9,719
Other liabilities (Note 22)	**493**	1,070	**203,138**	89,985
	8,279	13,666	**544,993**	369,847
Non-current liabilities				
Loans and financing (Note 16)	-	-	**237,518**	168,937
Lease (Note 17)	-	-	**64,964**	78,604
Labor obligations (Note 18)	83	-	**3,211**	1,977
Payables for the acquisition of businesses (Note 19)	-	-	**45,026**	39,637
Deferred taxes (Note 21)	-	-	**82,214**	84,206
Deferred revenue (Note 20)	-	-	**3,350**	6,434
Provision for contingencies (Note 24)	-	-	**23,241**	19,588
Other liabilities (Note 22)	-	-	**8,005**	4,869
	83	-	**467,529**	404,252
Total liabilities	**8,362**	13,666	**1,012,522**	774,099
Shareholders' equity				
Capital (Note 23.1)	**645,447**	645,447	**645,447**	645,447
Capital reserves (Note 23.2)	**1,154,671**	1,165,605	**1,154,671**	1,165,605
Treasury shares	**(304,547)**	(225,954)	**(304,547)**	(225,954)
Profit reserves	**202,668**	200,596	**202,668**	200,596
Loss for the period	**(14,161)**	-	**(14,161)**	-
Additional dividends proposed	-	10,281	-	10,281
Other comprehensive income (loss)	(37)	(6,131)	(37)	(6,131)
	1,684,041	1,789,844	**1,684,041**	1,789,844
Total liabilities and shareholders' equity	**1,692,403**	1,803,510	**2,696,563**	2,563,943

See the accompanying notes to interim financial information.

Linx S.A.

Statements of profit or loss
Three and Nine-month periods ended
September 30, 2020 and 2019
(In thousands of reais)

	Parent company		Parent company		Consolidated		Consolidated	
	Quarter		Accumulated		Quarter		Accumulated	
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net operating revenues (Note25)	-	-	-	-	**220,974**	196,902	**642,956**	566,358
Cost of services rendered (Note26)	**(19)**	-	**(19)**	-	**(70,463)**	(70,596)	**(209,108)**	(194,012)
Gross income	**(19)**	-	**(19)**	-	**150,511**	126,306	**433,848**	372,346
Operating income (expenses)								
General and administrative (Note 27)	**(7,658)**	(1,630)	**(10,952)**	(3,497)	**(77,595)**	(45,566)	**(211,674)**	(144,577)
Selling (Note 14/27)	**(10)**	-	**(13)**	-	**(26,655)**	(25,532)	**(81,350)**	(64,017)
Research and development (Note 27)	**(16)**	-	**(16)**	-	**(40,254)**	(36,918)	**(116,039)**	(108,324)
Other operating income (Note 12)	**(3,660)**	8,256	**(13,061)**	40,847	-	-	-	-
Other operating expenses (Note 27)	-	(3,841)	-	(3,841)	**(5,266)**	(8,718)	**(12,490)**	3,892
	(11,344)	2,785	**(24,042)**	33,509	**(149,770)**	(116,734)	**(421,553)**	(313,026)
Income (loss) before financial income (loss) and taxes	**(11,363)**	2,785	**(24,061)**	33,509	**741**	9,572	**12,295**	59,320
Net financial income (loss)								
Financial income (Note 28)	**1,650**	15,175	**10,630**	16,945	**9,872**	26,504	**32,415**	47,026
Financial expenses (Note 28)	**(224)**	(19,918)	**(819)**	(26,744)	**(22,950)**	(36,945)	**(58,687)**	(67,955)
	1,426	(4,743)	**9,811**	(9,799)	**(13,078)**	(10,441)	**(26,272)**	(20,929)
Income (loss) before income tax and social contribution	**(9,937)**	(1,958)	**(14,250)**	23,710	**(12,337)**	(869)	**(13,977)**	38,391
Income tax and social contribution - current (Note 21)	**463**	-	**(726)**	-	**(2,133)**	(831)	**(8,273)**	(5,466)
Income tax and social contribution - deferred (Note 21)	**1,565**	1,787	**815**	5,767	**6,561**	1,529	**8,089**	(3,448)
	2,028	1,787	**89**	5,767	**4,428**	698	**(184)**	(8,914)
Net income (loss) for the period	**(7,909)**	(171)	**(14,161)**	29,477	**(7,909)**	(171)	**(14,161)**	29,477
Basic earnings (loss) per share - in Reais (Note 30)					**(0,0450)**	(0.0010)	**(0,0799)**	0.1765
Diluted earnings (loss) per share - in Reais (Note 30)					**(0,0440)**	(0.0010)	**(0,0781)**	0.1680

See the accompanying notes to interim financial information.

Linx S.A.

Statements of comprehensive income
Three and Nine-month periods ended September 30, 2020 and 2019
(In thousands of reais)

	Parent company		Parent company		Consolidated		Consolidated	
	Quarter		Accumulated		Quarter		Accumulated	
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net income (loss) for the period	**(7,909)**	(171)	**(14,161)**	29,477	**(7.909)**	(171)	**(14,161)**	29,477
Other comprehensive income to be reclassified to income (loss) for the year in subsequent periods								
Accumulated translation adjustments from operations in foreign currency	**(272)**	(1,344)	**6,094**	(2,271)	**(272)**	(1,344)	**6,094**	(2,271)
Total comprehensive income	**(8,181)**	(1,515)	**(8,067)**	27,206	**(8,181)**	(1,515)	**(8,067)**	27,206

See the accompanying notes to interim financial information.

Linx S.A.

Statements of changes in shareholders' equity

Nine-month period ended September 30, 2020 and 2019

(In thousands of reais)

			Capital reserves				Profit reserves						
	Capital	Treasury shares	Goodwill in capital subscription	Stock option plan	Expenditures with issuance of shares	Total	Legal reserve	Profit retention	Total	Retained earnings	Other comprehensive income	Additional dividends proposed	Total
Balances at December 31, 2018	488,467	(148,373)	539,571	16,104	(37,423)	518,252	7,037	172,420	179,457	-	(2,830)	22,236	1,057,209
Capital increase	156,980	-	-	-	-	-	-	-	-	-	-	-	156,980
Goodwill on capital subscription	-	-	682,454	-	-	682,454	-	-	-	-	-	-	682,454
Repurchase of shares	-	(26,403)	-	-	-	-	-	-	-	-	-	-	(26,403)
Expenditures with issuance of shares	-	-	-	-	(58,827)	(58,827)	-	-	-	-	-	-	(58,827)
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	-	(22,236)	(22,236)
Effect of the application of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	1,384	1,384	-	-	-	1,384
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	(2,271)	-	(2,271)
Stock option plan	-	-	-	7,573	-	7,573	-	-	-	-	-	-	7,573
Net income for the period	-	-	-	-	-	-	-	-	-	29,477	-	-	29,477
Balances at September 30, 2019	645,447	(174,776)	1,222,025	23,677	(96,250)	1,149,452	7,037	173,804	180,841	29,477	(5,101)	-	1,825,340
Balances at December 31, 2019	645,447	(225,954)	1,222,025	39,737	(96,157)	1,165,605	7,037	193,559	200,596	-	(6,131)	10,281	1,789,844
Repurchase of shares	-	**(100,374)**	-	-	-	-	-	-	-	-	-	-	**(100,374)**
Stock option exercise	-	**8,208**	-	-	-	-	-	-	-	-	-	-	**8,208**
Stock option plan	-	**1,.573**	-	**(10,934)**	-	**(10,934)**	-	-	-	-	-	-	**2,639**
Effect of the application of IAS 29 (hyperinflation)	-	-	-	-	-	-	-	**2,072**	**2,072**	-		-	**2,072**
Accumulated translation adjustments from operations in foreign currency	-	-	-	-	-	-	-	-	-	-	**6,094**	-	**6,094**
Loss for period	-	-	-	-	-	-	-		-	**(14,161**	-	-	**(14,161)**
Distribution of dividends	-	-	-	-	-	-	-	-	-	-	-	**(10,281)**	**(10,281)**
Balances at September 30, 2020	**645,447**	**(304,547)**	**1,222,025**	**28,803**	**(96,157)**	**1,154,671**	**7,037**	**195,631**	**202,668**	**(14,161)**	**(37)**	-	**1,684,041**

See the accompanying notes to interim financial information.

Linx S.A.

Statements of cash flows

Nine-month period ended September 30, 2020 and 2019

(In thousands of reais)

	Note	Parent company		Consolidated	
		September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cash flows from operating activities					
Net income (loss) for the period		(14,161)	29,477	(14,161)	29,477
Adjustments to reconcile income to cash and cash equivalents generated by (used in) operational activities:					
Depreciation and amortization	13/14/15	-	-	117,334	86,483
Equity in net income of subsidiaries	12	13,061	(40,847)	-	-
Allowance for doubtful accounts	8	-	-	6,324	1,056
Losses (gains) on write-off/disposal of goods		-	-	141	2,059
Addition (reversal) of adjustment to present value		-	-	5,769	6,287
Stock option plan		73	1,356	2,639	7,573
Financial charges		-	-	26,368	26,493
Deferred taxes	21	(815)	(5,767)	(8,089)	3,448
Provisions for contingency	24	-	-	3,653	2,336
Other operating revenue		-	-	(3,008)	(18,173)
Revenue from interest earning bank deposits		(10,900)	(11,557)	(13,645)	(27,629)
Effect from adoption of hyperinflation		-	-	2,542	(126)
		1,419	(56,815)	140,028	89,807
Change in operating assets and liabilities:					
Trade accounts receivable		-	-	(135,530)	(58,829)
Recoverable taxes		(1,393)	880	(10,414)	5,354
Other credits and judicial deposits		(9)	40	(3,391)	(11,853)
Suppliers		5,678	3,701	7,489	2,048
Labor liabilities		83	4	41,008	17,606
Taxes and contributions payable		538	16,892	(4,169)	19,271
Deferred revenue		-	-	(13,042)	(15,863)
Other accounts payable		(530)	1,250	93,066	27,918
Income tax and social contribution paid	21	(1,414)	-	(2,676)	(3,430)
Cash flow generated (invested) by operating activities		(9,789)	(4,571)	98,208	101,506
Cash flows from investment activities					
Acquisition of fixed assets		-	-	(34,006)	(12,371)
Acquisition of intangible assets		-	-	(57,137)	(64,616)
Sale of fixed assets		-	-	467	247
Acquisition of entity, net of cash and cash equivalents acquired		-	-	(141,329)	(73,885)
Capital increase in subsidiaries		(145,000)	(2,500)	-	-
Investment in short-term investments		(23,415)	(787,067)	(539,087)	(1,191,239)
Redemption of interest and interest earning bank deposits		274,079	64,932	742,265	586,448
Cash flow generated (invested) by investing activities		105,664	(724,635)	(28,827)	(755,416)
Cash flows from financing activities					
Additions of loans and financing	16	-	-	107,937	63
Payments of loans and financing	16	-	-	(10,346)	(32,007)
Lease payment	17	-	-	(48,692)	(11,413)
Advances paid for Right-of-use		-	-	-	(7,420)
Financial charges paid	16	-	-	(5,475)	(13,559)
Payment for the acquisition of subsidiaries	19	-	-	(39,844)	(29,885)
Treasury shares		(92,166)	(26,403)	(92,166)	(26,403)
Share issuance costs		-	(58,827)	-	(58,827)
Capital contribution from shareholders	23	-	156,980	-	156,980
Goodwill on subscription of shares	23	-	682,454	-	682,454
Dividends paid		(19,940)	(25,000)	(19,940)	(25,000)
Cash flow generated (invested) by financing activities		(112,106)	729,204	(108,526)	634,983
Exchange rate change on cash and cash equivalents		-	-	10,677	(2,271)
Decrease in cash and cash equivalents		(16,231)	(2)	(28,468)	(21,198)
Statement of (decrease) in cash and cash equivalents					
At the beginning of the period		16,387	50	75,898	49,850
At end of period		156	48	47,430	28,652

See the accompanying notes to interim financial information.

Linx S.A.

Statements of value added

Nine-month period ended September 30, 2020 and 2019

(In thousands of reais)

	Parent company		Consolidated	
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Revenues				
Gross sales of services and goods	-	-	716,732	631,141
Other revenues	-	-	3,679	16,973
Allowance for doubtful accounts	-	-	(8,732)	(1,182)
	-	-	711,679	646,932
Inputs acquired from third parties				
Cost of services and goods sold	(19)	-	(52,584)	(45,880)
Materials, energy, outsourced services and other operating items	(9,726)	(4,819)	(123,033)	(108,837)
Loss and recovery of asset values	-	-	(5,165)	(5,596)
	(9,745)	(4,819)	(180,782)	(160,313)
Gross added value	(9,745)	(4,819)	530,897	486,619
Depreciation and amortization	-	-	(119,173)	(86,483)
Net value added produced by the Company	(9,745)	(4,819)	411,724	400,136
Added value received as transfer				
Equity in net income of subsidiaries	(13,061)	40,847	-	-
Financial revenues	10,630	16,945	32,415	47,026
	(2,431)	57,792	32,415	47,026
Total added value payable	(12,176)	52,973	444,139	447,162
Payment of value added				
Personnel	1,254	2,518	321,051	273,232
Direct remuneration	1,254	2,518	271,502	222,042
Benefits	-	-	28,463	33,077
FGTS	-	-	21,086	18,113
Taxes, duties and contributions	(88)	(5,766)	74,076	74,335
Federal	(88)	(5,766)	51,146	54,122
State	-	-	4,071	3,770
Municipal	-	-	18,859	16,443
Third-party capital remuneration	819	26,744	63,173	70,118
Interest	819	26,744	58,687	67,955
Rents	-	-	4,486	2,163
Own capital remuneration	(14,161)	29,477	(14,161)	29,477
Retained earnings (losses)	(14,161)	29,477	(14,161)	29,477

See the accompanying notes to interim financial information.

1. Operations

Founded in 1985 and headquartered at Avenida Doutora Ruth Cardoso, 7221, 7º Andar, city and state of São Paulo, Linx S.A. ("Company" or "Linx"), corporation, which by means of its subsidiaries, provides to the retail industry in Latin America ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, and connectivity solutions, TEF (Electronic Funds Transfer), e-commerce and CRM (Customer Relationship Management) and OMS (Order Management System) and payment methods. The Company offers innovative and scalable technology, with focus upon and long-term specialization in the retail industry, its vertical model of operation, which combines its own teams in the commercial, implementation, consulting and support areas and through our differentiated business model.

Linx went public on February 8, 2013 and Company's shares are listed on the New Market segment of São Paulo Stock Exchange B3 and are traded under the ticker symbol "LINX3".

On June 26, 2019, by means of common shares and issue of American Depositary Shares ("ADS"), Linx went public on the New York Stock Exchange ("NYSE") under the code "LINX" and is engaged in interest in other commercial or civil companies, domestic or foreign, as a partner, shareholder, quotaholder and also, representation of any type of company in Brazil or abroad and management of own or third parties' assets.

2. Basis of preparation and presentation of interim financial information

2.1. Statement of conformity

The individual and consolidated interim financial information were prepared in accordance with Technical Pronouncement CPC 21 (R1) - Interim Statement, issued by the Accounting Pronouncement Committee and equivalent to the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) applicable to the preparation of Quarterly Information - ITR, and presented in accordance with standards issued by the Securities and Exchange Commission, applicable to the Quarterly Information - ITR.

The presentation of the Statement of Value Added (DVA) is required by Brazilian corporate law and the accounting practices adopted in Brazil, associated with listed companies. IFRS does not require a presentation of this statement. As a consequence, under IFRS, this statement is available as supplementary information, without prejudice to the set of interim financial information.

All relevant information applicable to the interim financial information and only this, is being disclosed and these are used by management in its management.

2.2. Basis of preparation and presentation

The individual and consolidated interim financial information were prepared using historical cost as the value base, except for the valuation of certain assets and liabilities such as those from business combinations and financial instruments, which are measured at fair value. The individual and consolidated interim financial information present comparative information in relation to the prior period.

The Company's individual and consolidated interim financial information were prepared with the Real as the functional and presentation currency, and are expressed in thousands of Reais, unless otherwise stated.

The individual and consolidated interim financial information were prepared in accordance with measurement bases used in accounting estimates. The accounting estimates were based on objective and subjective factors, with a basis on Management's judgment for determination of the adequate amount to be recorded in the interim financial informatio. Significant items subject to these estimates and assumptions include the selection of fixed and intangible assets and its recoverability in operations, deferred taxes, evaluation of financial assets at fair value, credit risk analysis to determine the provision for estimated credit losses in doubtful accounts, and the analysis of the remaining risks to determine other provisions, including for contingencies.

The settlement and uncertainties of transactions involving judgment and assumptions of these estimates may result in significantly different amounts described in the interim financial information due to the probabilistic treatment inherent to the estimative process. Estimates and assumptions are reviewed by the Company at least annually.

Among the captions of payments of loans and financing and lease payment, in the cash flow statements, for the interim financial information of September 30, 2019, there was reclassification in order to allow comparability with the information of September 30, 2020.

The issue of individual and consolidated interim financial information were approved by the Board of Directors on November 9, 2020.

2.3. Covid-19

On March 11, 2020, the World Health Organization (WHO) declared as a global pandemic. Also in March, Linx developed and implemented a plan covering several preventive measures required to minimize the effects of the pandemic. The main items of said plan are listed below:

- Creation of a Crisis Committee (currently called the Opportunities Committee) to continuously evaluate the evolution of COVID-19, its possible impacts and necessary measures, in addition to monitoring all determinations made by the competent authorities in the regions where it operates;

- Suspension or postponement of national and international business trips; and

- Definition of home office for all Employees as of March 16, aiming to reduce the personnel in its offices as a strategy to mitigate the risks of virus transmission.

After, the Company took several measures to preserve cash, which involved anticipating and reducing the costs of cloud operations, decelerating the pace of acquisitions, freezing the opening of vacancies or promotions, canceling business trips, reducing purchase orders , cost reduction with third parties and negotiation of office rentals. Negotiations were also carried out with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), with unions that represent our employees and the terms were renegotiated with suppliers. Complementary actions involved renegotiating and postponing conditions with customers (Linx had sought to negotiate invoice maturities on a case-by-case basis, according to the relationship with the customer), assessing future prospects for each business area and reducing dividend distribution related to the 2019 year.

During the second quarter of 2020, Brazil experienced its a intense period of social distancing, including measures to close commercial establishments not linked to essential services, impacting a large part of Linx's customer base.

In the third quarterly, the measures to close commercial establishments were gradually being reversed. Due to the fact that the pandemic has not yet been completely overcome and there are reflections of the period of social distance, the Company is unable to predict in the countries in which it operates the direct and indirect impacts of the coronavirus on its business, operating results and financial condition. The possible effects in the Company business will depend of the factors evolution as follow:

- Pandemic duration;
- Government, business and individual actions that were and continue to be taken in response to the pandemic;
- The impact of the pandemic on economic activity;
- The time it will take for economic activity to return to previous levels;
- The effect above the Company clients and the demand for their products and services;
- Capacity of the Company clients to pay for the services.

Therefore, the extension of the impacts of COVID-19 in our business depends of the future events that are highly uncertain and unpredictable, can result in adverse material effect for our business, liquidity, financial condition e operation results.

Therefore, the Crisis Committee (currently called the Opportunities Committee) created in March continues to operate to monitor the impacts of COVID-19.

Additionally, the Company assessed the circumstances that could indicate the impairment of its non-financial assets and concluded that there were no changes in the circumstances that

would indicate an impairment loss. As the pandemic has not yet completely circumvented and there are reflexes of social distancing, the financial impact of the coronavirus on the Company's cash-generating units ("CGU"), if any, cannot be estimated accurately at the moment.

3. Summary of significant accounting policies

The individual and consolidated interim financial information presented were prepared in accordance with policies, accounting practices and methods for calculating estimates adopted in the preparation of the annual financial statements for the year ended December 31, 2019.

We present below a summary of the significant accounting policies adopted by the Company, highlighting only information considered relevant by Management.

3.1. Presentation of segment information

An operating segment is a component of the Company which develops business activities for earn revenues and incur expenses. Operating segments reflect the way the Company's management reviews financial information for decision-making. The Company's management identified the operating segments that attend the quantitative and qualitative parameters for disclosure, and represent mainly types of businesses being Linx Software and Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The main services provided for each operating segment correspond to:

Linx Software

- Enterprise Resource Planning (ERP): It is a software platform developed to integrate several departments of a company, allowing the automation and storage of all business information. The main ERP modules are: Commercial, Industrial, Supply, Management, Logistics, Accounting and Taxation. ERP solutions are developed to adapt to the size and profile of customers according to their needs.

- Point of Sale (POS): Software solutions for LINX terminals located in each customer's store, where sales occur, looking to adapt the POS profile to each customer, with solutions that look to cover and aggregate all aspects of the company.

- Customer Relationship Management (CRM): Wide portfolio of CRM applications designed to help customers manage their sales processes more efficiently, integrate marketing and content campaigns with their sales processes more efficiently, and offer high quality services to their customers. They are entirely in the cloud (cloudbased) and focus on allowing retailers to manage and interact directly with their customers.

- Electronic commerce (e-commerce): Electronic commerce platform (e-commerce), totally integrated with ERP LINX software. E-commerce services consist of (i) receiving wholesale orders and monitoring sales targets (ii) direct sales to the final consumer; and (iii) interactive electronic catalog with information on inventory and prices, among others that are integrated

with the ERP system, allowing customers to offer consistent, relevant and personalized cross-channel sales through catalogs, merchandising, marketing, research and guided navigation, personalization, automated recommendations and non-automated customer service (live help).

- Linx Omni OMS: Offers multichannel purchasing processes that integrate stores, franchises and distribution centers, offering a single channel for customers, which reduces inventory shortages, generates greater consumer traffic and increases sales. The WHO is divided into two modules:

    - Omni OMS module: Responsible for integrate all systems associated with OMS, such as the retailer's ERP, customer service, logistics, e-commerce platform and mobile device solutions, among others.

    - Omni in-store module: Allows the store operator to confirm that a customer has placed an order and monitor the necessary steps for shipping and booking the product.

- Linx Impulse (Search): Search solution that uses machine learning and proprietary algorithms to ensure that consumers find the products they want through ecommerce channels, impacting the clickthrough rate - CTR, conversion rates and revenue per session.

- Receivables management: Solution that allows the conciliation of the main acquirers and digital portfolios in the market on a single integrated platform.

Linx Pay Meios de Pagamento Ltda and subsidiaries

- Linx Pay: Sub-acquiring business. For customers, Linx Pay works as a acquire with attractive rates. For acquires, Linx Pay acts as a distribution channel, increasing the volume of processing;

- Gateway: Online gateway for payments in electronic commerce (e-commerce);

- Linx Digital Account: Digital account linked to a prepaid card with Elo card brand, integrated natively to Linx Pay and other business association solutions;

- QR Linx: QR Code that integrates digital payment applications (electronic wallets) to Linx's retail customers, allowing the acceptance of new forms of payment in an integrated and native way.

3.2. Consolidation basis

The consolidated interim financial information comprise the financial information of the Company and its subsidiaries as of September 30, 2020. Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee and has the ability to affect those returns through the power exercised in relation to the investee. Specifically, the Company controls an investee if, and only if, it has:

(In thousands of Reais, unless otherwise indicated)

- Power in relation to the investee (i.e., existing rights that guarantee the current ability to govern the relevant activities of the investee);

- Exposure or right to variable returns based on its involvement with the investee;

- The ability to use its power over the investee to affect its income (loss).

The Company re-evaluates whether or not it exercises control over an investee if facts and circumstances indicate that there are changes in one or more of the three control elements. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and income (loss) of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date the Company obtains control through the date the Company ceases to exercise control over the subsidiary.

When necessary, adjustments are made to the financial information of the subsidiaries to align their accounting practices with the Company's accounting practices. All related party assets and liabilities, shareholders' equity, revenues, expenses and cash flows related to transactions between related parties are fully eliminated in the consolidation process.

The parent company's individual interim financial information, financial information of subsidiaries are recognized under the equity method.

The individual and consolidated interim financial information include significant information of Linx S.A. and its subsidiaries, as follows:

	% Interest	
	09/30/2020	**12/31/2019**
Subsidiaries		
Linx Sistemas e Consultoria Ltda.	**99.99%**	99.99%
Linx Telecomunicações Ltda.	**99.99%**	99.99%
Indirect subsidiaries		
Napse S.R.L.	**100.00%**	100.00%
Synthesis Holding LLC.	**100.00%**	100.00%
Retail Renda Fixa Crédito Privado Fundo de Investimento	**100.00%**	100.00%
Santander Moving Tech RF Referenciado DI CP FI	**100.00%**	100.00%
Sback Tecnologia da Informação Ltda. (****)	**-**	100.00%
Linx Pay Meios de Pagamento Ltda.	**100.00%**	100.00%
Hiper Software S.A.	**100.00%**	100.00%
SetaDigital Sistemas Gerenciais Ltda. (****)	**-**	100,00%
Esmeralda Serviços Digitais Ltda. (**)	**100.00%**	-
Safira Serviços Digitais Ltda (**)	**100.00%**	-
Ametista Serviços Digitais Ltda (**)	**100.00%**	-

Diamante Serviços Digitais Ltda (**)	**100.00%**	-
RRA Ferreira ME (*)	**100.00%**	-
CR Sistemas Ltda (***)	**100.00%**	-

(*) Subsidiary acquired by Linx Sistemas on February 2, 2020.
(**) Subsidiary acquired by Linx Pay on January 30, 2020.
(***) Subsidiary acquired by Linx Sistemas on September 4, 2020.
(***) Subsidiaries incorporated by Linx Sistemas during the year 2020.

Linx S.A is the direct parent company of the following companies:

Linx Sistemas e Consultoria Ltda. ("Linx Sistemas"): engaged in developing management software for the retail segment, providing technical support, advisory and training.

Linx Telecomunicações Ltda. ("Linx Telecomunicações"): engaged in the provision of telecommunication services in general, such as transmission of voice, data, images and sound by any means, including services of networks and circuits, telephony, by any systems, including via Internet.

Linx S.A is the indirect parent company of the following companies:

Napse S.R.L. ("Napse"): operates in the development and sales of point-of-sale (POS) automation software, electronic payment solutions (TEF) and promotion engine for large retail chains in the main Latin American markets.

Synthesis Holding LLC. ("Synthesis"): holding company belonging to Napse group, controller of Synthesis US LLC (United States of America), Synthesis I.T. e Retail Americas S.R.L. (Mexico).

Retail Renda Fixa Crédito Privado Fundo de Investimento ("Retail Renda Fixa") Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Santander Moving Tech RF Referenciado DI CP FI ("Santander Moving Tech"): Exclusive investment fund, reserved for the investment transactions of the Company and their subsidiaries.

Linx Pay Meios de Pagamento Ltda. ("Linx Pay"): operates with the purpose of aggregating all of the Company's initiatives related to fintech such as TEF (payment gateway), DUO (Smart POS) and the newly launched Linx Pay Easy (sub-acquiring), besides the new products aligned with Linx's strategic positioning in such area.

Hiper Software S.A. ("Hiper"): operates with the purpose of solutions in the Software as a Service (SaaS) model for micro and small retailers.

Esmeralda Serviços Digitais Ltda. (''PinPag"): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

Safira Serviços Digitais Ltda. (''PinPag"): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

(In thousands of Reais, unless otherwise indicated)

Ametista Serviços Digitais Ltda. (''PinPag"): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

Diamante Serviços Digitais Ltda. (''PinPag"): fintech specializes in electronic payment and offers customized and disruptive installment solutions for retail.

RRA Ferreira ME. (''Neemo"): active in personalized delivery solutions through the integration of the establishment's delivery application and its e-commerce platform.

CR Sistemas Ltda. (''Humanus"): active in payroll management software and HCM (Human Capital Management), for medium-sized companies belonging to different sectors of the economy.

3.3. New or reviewed pronouncements with first-time adoption in 2020

These individual and consolidated interim financial information have been prepared using accounting policies consistent with those adopted for the preparation of the interim financial information for the year ended December 31, 2019 (Note 3 – "Significant Accounting Policies") and must be reviewed together with these interim financial information, as well as considering the new pronouncements, interpretations and amendments that came into effect from January 1, 2020, described below:

Standards and amended standards	
Amendments to IFRS 3 / CPC 15 (R1)	In October 2018, the IASB issued changes to the definition of business in IFRS 3, these changes being reflected in revision 14 of the CPC, amending CPC 15 (R1) to help entities determine whether an acquired set of activities and assets consists of or not in a business.
Amendments to IAS 1 / CPC 26 (R1) and IAS 8 / CPC 23	Aligns the definition of "material omission" or "materially distorted disclosure" in all standards and clarifies certain aspects of the definition.
Amendments to IAS 39/CPC 38, CPC IFRS 7/40 (R1) and IFRS 9/CPC 48	It addresses the reform of interest rates used as market benchmarks, which will be finalized in future periods.
Amendment to IFRS 16 / CPC 06 (R2) - Covid-19	It grants the lessee an exemption from assessing whether a lease concession related to COVID-19 is a lease modification or not.

The Company and its subsidiaries do not expect significant impacts as a result of the standards and interpretations issued.

3.4. New standards, amendments and interpretations of issued standards that did not become effective

At the date these interim financial information were prepared, the following standards and amendments had been published; however, application thereof was not mandatory. The Company and its subsidiaries did not early adopt any pronouncement or interpretation issued whose application was not mandatory.

Standards and interpretations issued but not yet effective through the date the Company's interim financial information were issued are set out below:

(In thousands of Reais, unless otherwise indicated)

Standards and amended standards		Effective date (annual periods starting on or after)
IFRS 17/CPC 50	Insurance contracts	January 1, 2021

The Company and its subsidiaries do not expect relevant impacts as a result of standards and interpretations that were issued but are not yet effective.

4. Corporate restructuring

4.1. Merger of Sback

On April 1, 2020, the merger of Sback Tecnologia da Informação Ltda. was merged, where the net assets were consolidated by the subsidiary Linx Sistemas e Consultoria Ltda.

The table below shows the book value on February 29, 2020 of the merged net assets of Sback Tecnologia da Informação.:

Current Assets		**Current Liabilities**	
Cash and cash equivalents	21	Suppliers	155
Financial assets	12,500	Labor obligations	775
Trade accounts receivable	2,890	Debts with related parties	436
Recoverable taxes	182	Taxes payable	113
Credits with related parties	2	Income tax and social contribution	257
Other receivables	481	Deferred revenue	1,179
Total current assets	**16,076**	Other liabilities	2
		Total current liabilities	**2,917**
Non-Current Assets			
Other receivables	127		
		Non-current liabilities	
Property, plant and equipment, net	119	Other liabilities	127
Total Non-Current Assets	**246**	**Total non-current liabilities**	**127**
		Capital	100
		Accumulated losses	13,178
		Shareholders' Equity	**13,278**
Total assets	**16,322**	**Total liabilities and shareholders' equity**	**16,322**

The net assets of Sback Tecnologia da Informação Ltda., were evaluated by experts who issued an appraisal report on the company's equity on the base date of March 17, 2020. The merger of Sback Tecnologia da Informação Ltda., did not result in an increase of capital or changes in the Company's shareholdings.

(In thousands of Reais, unless otherwise indicated)

4.2. Merger of Seta

On June 1, 2020, SetaDigital Sistemas Gerencial Ltda. was merged, where the net assets were consolidated by the subsidiary Linx Sistemas e Consultoria Ltda.

The table below shows the book value on April 30, 2020 of the merged net assets of SetaDigital Sistemas Gerencial Ltda.:

Current Assets		**Current liabilities**	
Cash and cash equivalents	2,636	Suppliers	48
Trade accounts receivable	1,865	Labor obligations	624
Other receivables	68	Taxes payable	176
Total current assets	4,569	Income tax and social contribution	147
		Other liabilities	2
Non-current assets		**Total current liabilities**	**997**
Property, plant and equipment, net	493		
Intangible assets, net	44	Capital	1,800
Total non-current assets	537	Accumulated losses	2,309
		Shareholders' Equity	**4,109**
Total assets	**5,106**	**Total liabilities and shareholders' equity**	**5,106**

The net assets of SetaDigital Sistemas Gerencial Ltda., were evaluated by experts who issued an appraisal report on the company's equity on the base date of May 14, 2020. The merger of SetaDigital Sistemas Gerencial Ltda., did not result in a capital increase or changes in the Company's shareholdings.

5. Business combination

5.1. Acquisition of PinPag

On January 30, 2020, Linx Pay Meios de Pagamentos Ltda., wholly-owned subsidiary of Linx S.A., acquired 100% of the share capital of Esmeralda Serviços Digitais Ltda, Safira Serviços Digitais Ltda, Ametista Serviços Digitais and Diamante Serviços Digitais Ltda. ("PinPag"), which operate in the payment segment as sub-acquiring and payment facilitators, also acting as a banking correspondent for certain banks to carry out their activities. The main motivation for the acquisition of the companies reinforces its strategy of expanding offers, services and products for means of payment, representing an important growth opportunity for the Company.

The price was R$ 200,000 and the price adjusted by the probability of reaching the contingent consideration was R$ 163,732, to be paid as follows:

(i) R$ 125,000 paid when the contract is closed;

(ii) R$ 10,000 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(In thousands of Reais, unless otherwise indicated)

(iii) R$ 5,000 retained installments;
(iv) Additional contingent consideration ("Business Acquisition Cost") of up to R$ 60,000 (fair value in September 30, 2020 is of R$ 23,732), as follows:

Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year:

- 2021 - R$ 11,074; and
- 2022 - R$ 12,658.

Purchase consideration	
Amount paid in cash	125,000
Amount paid on the acquisition of shares	10,000
Amount retained installments	5,000
Fair value of contingent consideration (Earn-out)	23,732
Total consideration	**163,732**

Analysis of cash flow from the acquisition	
Amount paid in cash	125,000
Net cash acquired from subsidiary	(11,396)
Cash flow from investment activities	**113,604**

5.2. Acquisition of Neemo

On February 02, 2020, Linx Sistemas e Consultoria Ltda., the wholly-owned subsidiary of Linx S.A. acquired 100% of the equity of RRA Ferreira - ME. ("Neemo"), which focuses on developing platforms and applications for retailers. The main motivation for the acquisition is to reinforce it is cross selling strategy that aims to encourage the customer to complement their initial purchase, representing an important growth opportunity for the Company.

The price was R$ 22,425 and the price adjusted by the probability of reaching the contingent consideration was R$ 20,535, to be paid as follows:

(i) R$ 14,880 paid when the contract is closed;

(ii) R$ 1,500 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 1,500 retained installments;

(iv) R$ 1,195 that will be paid in thirty-three equal installments;

(v) Additional contingent consideration ("Business Acquisition Cost") of up to R$ 3,350 (fair value in September 30, 2020 is of R$ 1,460), as follows:

(In thousands of Reais, unless otherwise indicated)

- Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year
  - 2020 – R$ 350, paid on September 2, 2020;
  - 2021 – R$ 674;
  - 2022 – R$ 261;
  - 2023 – R$ 175.

Purchase consideration	
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Amount retained installments	1,500
Amount complementary installments	1,195
Fair value of contingent consideration (Earn-out)	1,460
Total adjusted consideration	**20,535**
Analysis of cash flow from the acquisition	
Amount paid in cash	14,880
Amount to be paid on the acquisition of shares	1,500
Net cash acquired from subsidiary	(75)
Cash flow from investment activities	**16,305**

5.3. Acquisition of CR Sistemas (Humanus)

On September 4, 2020, Linx Sistemas e Consultoria Ltda., a wholly owned subsidiary of Linx S.A., acquired 100% of the capital stock of CR Sistemas Ltda. ("Humanus"), subsidiary that provides payroll management and HCM software to medium-sized entities belonging to different sectors of the economy. The main motivation for the acquisition is to strengthen the back-office solutions of its end-to-end platform considering the high labor intensity in retail and the greater demand for people management tools. The transaction also reinforces the possibility of accelerating the penetration of Linx's Digital Account and future credit offers.

The price was R$18,994 and the price adjusted by the probability of reaching the contingent consideration was R$18,834, to be paid as follows:

(i) R$ 12,374 paid when the contract is closed;

(ii) R$ 900 paid after the sellers have confirmed the acquisition of the common shares issued by Linx S.A.;

(iii) R$ 3,000 retained installments;

(iv) R$ 320 to be paid in sixteen equal installments;

(In thousands of Reais, unless otherwise indicated)

(v) Additional contingent consideration ("Business Acquisition Cost") of up to R$ 2,400 (fair value in September 30, 2020 is of R$ 2,240), as follows:

- Upon the achieving of certain operating and financial goals in each year and payable in the subsequent year
  - 2022 – R$ 1,238;
  - 2023 – R$ 434;
  - 2024 – R$ 568;

Purchase consideration	
Amount paid in cash	12,374
Amount to be paid on the acquisition of shares	900
Amount retained installments	3,000
Amount complementary installments	320
Fair value of contingent consideration (Earn-out)	2,240
Total adjusted consideration	**18,834**
Analysis of cash flow from the acquisition	
Amount paid in cash	12,374
Net cash acquired from subsidiary	(954)
Cash flow from investment activities	**11,420**

5.4. Measurement of business combination

Pursuant to IFRS 3 (R)/CPC 15 (R1) – Business Combination, the measurement period can not exceed one year from the acquisition date, and therefore, until the allocation of the acquired assets and goodwill is concluded, preliminary values subject to change must be disclosed. The acquisitions are accounted for under the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated by total fair values of transferred assets, liabilities assumed on acquisition date from the former controlling shareholders of the acquiree and shares issued in exchange for control of the acquiree.

Amount recognized on acquisition	PinPag	Neemo	Total
Current Assets	**19,747**	**320**	**20,067**
Cash and cash equivalents	11,396	75	11,471
Trade accounts receivable	-	226	226
Other receivables	8,351	19	8,370
Non-current assets	**63,372**	**8,466**	**71,838**
Software (*)	10,210	2,103	12,313
Customer portfolio (*)	31,117	6,297	37,414
Brand	11,844	-	11,844
Immobilized	10,168	66	10,234
Intangible	33	-	33

(In thousands of Reais, unless otherwise indicated)

Current liabilities	**22,618**	**239**	**22,857**
Suppliers	807	36	843
Labor obligations	187	91	278
Taxes payable	1,847	112	1,959
Other liabilities	19,777	-	19,777
Fair value of acquired assets	83,119	8,786	91,905
Fair value of liabilities assumed	22,618	239	22,857
Total net identifiable assets	**60,501**	**8,547**	**69,048**
Consideration (**)	**163,732**	**20,535**	**184,267**
Goodwill on the transaction (**)	**103,231**	**11,988**	**115,219**

(*) Allocation of identificable assets
(**) Net present value, of which R$ 36,268 refers to PinPag subsidiary
(**) Net present value, of which R$ 1,890 refers to Neemo subsisidary

5.5. Assets acquired and liabilities assumed

On the date of completion of the preparation of these individual and consolidated interim financial information, the Company is in the process of reviewing and adjusting the determination of the fair value of the identifiable assets acquired and the liabilities assumed of the acquired companies in fiscal year 2020. It is estimated that this analysis will be concluded soon, as soon as Management has all the relevant information of the facts, not exceeding the maximum period of 12 months from the acquisition date.

Preliminary goodwill totaling to R$ 135,177 comprises future economic benefits stemming from synergies resulting from the acquisitions. Goodwill is expected to generate future tax benefits. (see note 14 – handling)

Since the date of acquisition date, the acquired companies contributed to the Company with revenues of R$ 39,657 and pre-tax income of R$ 11,301.

6. Cash and cash equivalents

	Parent company		Consolidated	
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Cash and banks - denominated in the R$	**141**	16,371	**23,424**	50,526
Cash and banks - in foreign currency	**-**	-	**13,614**	17,448
Short-term financial assets (*)	**15**	16	**10,392**	7,924
Total (**)	**156**	16,387	**47,430**	75,898

(*) In the periods ended September 30, 2020 and December 31, 2019, there were no investments in foreign currency.
(**) The amounts presented include R$ 10,067 (R$ 9,502 on December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.

Highly liquid short-term financial assets are promptly convertible into a known amount of cash and subject to a minimal risk of change of value.

(In thousands of Reais, unless otherwise indicated)

Short-term financial investments refer mainly to the Interbank Deposit Certificate (CDI) remunerated at the rate of 62.66%.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 29.

7. Financial assets

Type	Name	Date of investment	Maturity	Index / Average yield rate	Parent Company		Consolidated	
					09/30/2020	12/31/2019	09/30/2020	12/31/2019
Domestic currency								
Fund	Retail Renda Fixa Crédito Privado (***)	02/14/2013	Indefinite	(****)	**388,902**	632,341	**582,788**	774,257
Fund	Moving Tech Renda Fixa (***)	12/18/2019	Indefinite	(****)	**101,800**	100,132	**101,800**	100,136
Options	Box Options	12/03/2019	05/31/2021	104.80%	-	-	**23,569**	16,901
Fixed income	Others (*)	05/20/2019	09/01/2025	105.00%	-	-	**4,317**	9,034
Total domestic currency					**490,702**	732,473	**712,474**	900,328
Foreign currency								
Other	Time Deposit	12/12/2019	02/10/2020	-	-	-	-	4,034
Total foreign currency					-	-	-	4,034
Total (**)					**490,702**	732,473	**712,474**	904,362
	Current assets				**490,702**	732,473	**710,246**	902,289
	Non-current assets				-	-	**2,228**	2,073

(*) The amounts presented include R$ 2,216 of government securities pledged as collateral in Linx Pay Meios de Pagamentos Ltda operations.
(**) The amounts presented include R$ 12,866 (R$ 9,007 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda and its subsidiaries.
(***) Represents the amount invested in the fund's quota.
(****) The indices of the securities that make up the portfolio of this fund are disclosed in the following table.

Below is the opening of the exclusive fund portfolio:

Name	Type	Code	Average	12/31/2019 Net value
Retail Renda Fixa Crédito Privado	Fixed Income	LF	CDI D 105,5%	151,396
Retail Renda Fixa Crédito Privado	Fixed Income	LFS Eligible	CDI D 108,75%	5,541
Retail Renda Fixa Crédito Privado	Fixed Income	LFT	SELIC	120,333
Retail Renda Fixa Crédito Privado	Fixed Income	LTN Over	PRE	26,021
Retail Renda Fixa Crédito Privado	Investment fund	Other founds	-	470,966
Moving Tech Renda Fixa	Investment fund	Other founds	-	50,124
Moving Tech Renda Fixa	Fixed Income	LFT	SELIC	50,012
Total				874,393

Name	Type	Code	Average	09/30/2019 Net value
Retail Renda Fixa Crédito Privado	Fixed Income	LTN Over	PRE	289,939
Retail Renda Fixa Crédito Privado	Fixed Income	LFT	SELIC	292,730
Moving Tech Renda Fixa	Investment fund	Other founds	PRE	71,650
Moving Tech Renda Fixa	Fixed Income	LFT	SELIC	30,163
Total (*)				684,482

(*) Represents the fund portfolio.

(In thousands of Reais, unless otherwise indicated)

Management's policy is to substantially use these funds for punctual payments, such as acquisition of companies and payment of interest on own capital, not using funds invested in this account to cover operating cash flow needs.

The exposure of the Company and its subsidiaries to risk and the sensitivity analysis are disclosed in Note 29.

8. Trade accounts receivable

	Consolidated	
	09/30/2020	12/31/2019
Trade notes receivable:		
Falling due	385,487	248,411
Overdue	28,310	27,243
	413,797	275,654
Trade notes receivable - abroad:		
Falling due	5,970	12,247
Overdue	9,380	4,978
	15,350	17,225
Total (*)	429,147	292,879
(-) Estimated losses with doubtful accounts	(9,684)	(3,360)
(-) Adjustment to present value	(800)	(1,408)
	418,663	288,111
Current assets	402,419	276,626
Non-current assets	16,244	11,485

(*) The amounts presented include R$ 212,192 (R$ 96,026 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

Following is the net securities for the provision for losses and adjustment to present value:

	Consolidated	
	09/30/2020	12/31/2019
Falling due	390,569	259,221
Overdue (days):		
1–30	13,884	18,749
31–60	6,082	2,290
61–90	3,001	3,663
91–180	5,127	4,188
	418,663	288,111

The Company and its subsidiaries forms Estimated losses with doubtful accounts considering the history of losses per due date, which the Company and its subsidiaries consider sufficient to cover any losses. The Company and its subsidiaries also recognize a provision for the expected losses in trade accounts receivable that comprise outstanding accounts receivable base. Management believes that risk related to general trade accounts receivable is minimized by the fact that the breakdown of the clients of the Company and its subsidiaries to be diluted.

(In thousands of Reais, unless otherwise indicated)

The changes in this provision in the consolidated is shown as follows:

Changes in doubtful accounts	Consolidated 09/30/2020	Consolidated 12/31/2019
Opening balance	**(3,360)**	(4,215)
Addition of provision	**(8,204)**	(5,551)
Use/reversal	**1,880**	6,406
Closing balance	**(9,684)**	(3,360)

9. Recoverable taxes

	Parent company		Consolidated	
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
IR and CSLL to be recovered or withholding	**9,375**	5,975	**27,511**	18,494
ICMS	-	-	**5,820**	5,242
PIS and COFINS	-	-	**1,348**	1,367
Other (*)	-	-	**6,191**	2,711
	9,375	5,975	**40,870**	27,814
Current assets	**9,375**	5,975	**35,158**	22,648
Non-current assets	-	-	**5,712**	5,166

(*) Substantially corresponds to IR in advance, IVA and ISR from Napse.

10. Related parties

10.1 Remuneration of key management personnel

Total key management personnel remuneration (8 administrators in 2020 and 2019, respectively) for the periods ended September 30, 2020 and 2019 are summarized as follows:

	09/30/2020	09/30/2019
Short-term employee benefits		
Payment of Directors' fees and bonus	**8,260**	**10,447**
Share-based payments	**3,938**	**5,334**
	12,198	**15,781**

10.2 Profit (loss)

In the period ended September 30, 2020, there were shared expenses amounting to R$ 11,260 (R$ 11,674 at September 30, 2019).

(In thousands of Reais, unless otherwise indicated)

10.3 Interest on own capital

In the period ended December 31, 2019, interest on own capital of Linx Sistemas was paid to Linx S.A. in the amount of R$ 18,000.

11. Other assets

	Parent company		Consolidated	
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Advance to employees, vacation and 13th salary	-	-	17,833	16,706
Retentions for contingencies – Acquired (*)	-	-	13,772	13,193
Prepaid expenses - Services	-	-	11,537	7,464
Refunds with business associate (**)	-	-	10,089	-
Advance to suppliers	102	16	1,608	6,141
Other (***)	-	77	6,883	5,343
	102	93	61,722	48,847
Current assets	102	93	36,740	22,509
Non-current assets	-	-	24,982	26,338

(*) Refers to contingent portions of companies Direção, Spress, Rezende, Liderança, Quadrant, CSI, LZT, BR Coelho, Big Automação, Intercamp, Percycle, Itec Informática, DCG, Napse and Millennium, according to acquisition contracts.
(**) Related the refunds with business associate on sub-acquiring operation of the Linx Pay Meios de Pagamento Ltda.
(***) These amounts include other receivables and guarantee deposits from Napse in the value of R$ 2,691 (R$ 3,527 as of December 31, 2019)

12. Investments

12.1 Investments in direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total
Interest	99.99%	99.99%	
Balances at December 31, 2018	979,389	7,911	987,300
Equity in net income of subsidiaries	33,778	1,618	35,396
Capital increase	-	2,500	2,500
Accumulated translation adjustment	(3,364)	-	(3,364)
Post-employment benefit	63	-	63
Effect of IAS 29 update (hyperinflation)	2,263	-	2,263
Stock option plans	22,204	-	22,204
Balances at December 31, 2019	1,034,333	12,029	1,046,362
Equity in net income of subsidiaries	(14,783)	1,722	(13,061)
Capital increase	145,000	-	145,000
Accumulated translation adjustment	6,094	-	6,094
Effect of IAS 29 update (hyperinflation)	2,072	-	2,072
Stock option plans	2,566	-	2,566
Balances at September 30, 2020	1,175,282	13,751	1,189,033

(In thousands of Reais, unless otherwise indicated)

12.2 Information on direct subsidiaries

	Linx Sistemas	Linx Telecomunicações	Total
Balances at September 30, 2020			
Interest	99.99%	99.99%	
Current assets	746,107	10,232	756,339
Non-current assets	1,462,317	6,027	1,468,344
Total assets	2,208,424	16,259	2,224,683
Current liabilities	558,885	2,508	561,393
Non-current liabilities	474,257	-	474,257
Total liabilities	1,033,142	2,508	1,035,650
Shareholders' equity	1,175,282	13,751	1,189,033
Revenues	738,796	15,729	754,525
Expenses	(753,579)	(14,007)	(767,586)
Net income (loss)	(14,783)	1,722	(13,061)

13. Property, plant and equipment

	09/30/2020			12/31/2019
	Cost	Accumulated depreciation	Net value	Net value
Computers and electronics	98,774	(50,379)	48,395	21,611
Vehicles	9,488	(4,956)	4,532	4,308
Furniture and fixtures	18,089	(7,893)	10,196	9,629
Facilities, machinery and equipment	38,734	(19,522)	19,212	19,668
Asset under development	1,625	-	1,625	-
Leasehold improvements	43,725	(21,694)	22,031	23,433
Real Estate	3,350	(904)	2,446	2,546
Land and others	1,006	-	1,006	1,006
Total (*)	214,791	(105,348)	109,443	82,201

(*) The amounts presented include R$ 26,202 (R$ 4,449 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The financial activity of property, plant and equipment balances is described below:

	Cost							
	Balance at 12/31/2019	Addition (*)	Addition - acquisition	IAS 29 (**)	Write-offs	Transfers	Foreign exchange	Balance at 09/30/2020
Computers and electronics	58,270	25,350	15,584	(576)	(277)	283	140	98,774
Vehicles	9,745	1,694	84	(33)	(2,029)	13	14	9,488
Furniture and fixtures	16,447	1,646	162	(23)	(216)	36	37	18,089
Facilities, machinery and equipment	36,810	1,701	49	204	(79)	23	26	38,734
Asset under development	41,956	2,028	-	(78)	(11)	(266)	96	43,725
Leasehold improvements	-	1,625	-	-	-	-	-	1,625
Real Estate	3,350	-	-	-	-	-	-	3,350
Land and others	1,006	-	-	-	-	-	-	1,006
Total	167,584	34,044	15,879	(506)	(2,612)	89	313	214,791

(In thousands of Reais, unless otherwise indicated)

(*) In the statement of cash flow, only additions with cash disbursement are being considered as investment activities on the amount of R$ 34,006.
(**) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina

	Annual depreciation rate	Accumulated depreciation						
		Balance at 12/31/2019	Addition	Addition - acquisition (*)	Write-offs	Transfers	Foreign exchange	Balance at 09/30/2020
Computers and electronics	20%	(36,659)	(8,508)	(5,415)	242	56	(95)	(50,379)
Vehicles	20%	(5,437)	(1,290)	(74)	1,854	2	(11)	(4,956)
Furniture and fixtures	10%	(6,818)	(1,074)	(56)	101	(16)	(30)	(7,893)
Facilities, machinery and equipment	10%	(17,142)	(2,376)	(12)	39	(15)	(16)	(19,522)
Leasehold improvements	10%	(18,523)	(2,709)	-	11	(441)	(32)	(21,694)
Real Estate	4%	(804)	(100)	-	-	-	-	(904)
Total		(85,383)	(16,057)	(5,557)	2,247	(414)	(184)	(105,348)

Based on the annual impairment test of the assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019, growth perspectives and operating income (loss) for the year ended December 31, 2019, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date (the assumptions used are disclosed in Note 14.1). Additionally, for the base date of September 30, 2020, the Company assessed the circumstances that could indicate the impairment of its non-financial assets due to the Covid-19 scenario and concluded that there were no changes in the circumstances that would indicate an impairment loss.

14. Intangible

	09/30/2020			12/31/2019
	Cost	Accumulated amortization	Net value	Net value
Software (i)	104,264	(59,465)	44,799	47,187
Software development (ii)	34,411	-	34,411	22,729
Software developed (iii)	221,522	(172,260)	49,262	38,989
Software development – capitalized interest	25,090	(12,097)	12,993	12,455
Brands acquired	58,062	(7,337)	50,725	41,162
Technology - acquisitions	156,665	(115,278)	41,387	39,471
Client portfolio - acquisitions	195,314	(94,186)	101,128	79,761
Goodwill	863,097	-	863,097	727,558
Other	2	-	2	2
Total (*)	1,658,427	(460,623)	1,197,804	1,009,314

(*) The amounts presented include R$ 171,287 (R$ 9,841 as of December 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

(i) Software acquired for use by the company employees and for software development routines
(ii) Software under development that is not yet being marketed
(iii) Development of software under an innovation process that has already been marketed

The financial activity of intangible asset balances is described below:

(In thousands of Reais, unless otherwise indicated)

	Cost								
	Balance at 12/31/2019	Addition (*)	Addition - acquisition	Business combination (**)	IAS 29 (***)	Write-offs	Transfers	Foreign exchange	Balance at 09/30/2020
Software (i)	95,280	8,521	110	-	36	(263)	(10)	590	104,264
Software development (ii)	22,729	11,682	-	-	-	-	-	-	34.411
Software developed (iii)	188,854	32,668	-	-	-	-	-	-	221.522
Software development – capitalized interest	20,569	4,521	-	-	-	-	-	-	25,090
Brands acquired	46,199	-	19	11,844	-	-	-	-	58,062
Technology - acquisitions	143,735	-	-	12,313	-	-	617	-	156,665
Client portfolio - acquisitions	158,268	257	-	37,414	-	-	(625)	-	195,314
Goodwill	727,558	354	-	135,177	-	-	8	-	863,097
Other	2	-	-	-	-	-	-	-	2
Total	1,403,194	58,003	129	196,748	36	(263)	(10)	590	1,658,427

(i) Software acquired for use by the company employees and for software development routines
(ii) Software under development that is not yet being marketed
(iii) Development of software under an innovation process that has already been marketed

(*) In the cash flow statement, only additions that had a cash disbursement in the amount of R$ 57,137 are considered as investment activities.
(**) Amounts related to goodwill, customer portfolio, brands and technology in the acquisitions of the companies PinPag, Neemo and Humanus in fiscal year 2020
(***) Amounts related to update of IAS 29 (hyperinflation) in Napse Argentina.

		Accumulated amortization					
	Annual rate of amortization	Balance at 12/31/2019	Addition	Addition - acquisition (*)	Transfers	Foreign exchange	Balance at 09/30/2020
Software (i)	10–20%	(48,093)	(11,536)	(7)	531	(360)	(59,465)
Software developed (ii)	33%	(149,865)	(22,395	-	-	-	(172,260)
Software development – capitalized interest	33%	(8,114)	(3,983)	-	-	-	(12,097)
Brands acquired	10–20%	(5,037)	(2,300)	-	-	-	(7,337)
Technology - acquisitions	10–20%	(104,264)	(11,014)	-	-	-	(115,278)
Client portfolio - acquisitions	20–50%	(78,507)	(15,679)	-	-	-	(94,186)
Total		(393,880)	(66,907)	(7)	531	(360)	(460,623)

(i) Software acquired for use by the company employees and for software development routines
(ii) Development of software under an innovation process that has already been marketed

14.1 Goodwill impairment testing

The Company and its subsidiaries tested goodwill for impairment using the concept of value in use, under the discounted cash flow methodology.

The process for determining the value in use involved the use of assumptions, judgments and estimates on cash flows, such as revenue growth rates, costs and expenses, investment estimates and future working capital and discount rates. Assumptions about cash flow growth projections were based on management's estimates, market studies and macroeconomic

(In thousands of Reais, unless otherwise indicated)

projections. Future cash flows were discounted based on the weighted average cost of capital (WACC).
Following the techniques of economic valuation, the assessment of value in use was carried out for a period of 5 years and, thereafter, considering the perpetuity of the assumptions based on the ability of the company to continue as a going concern for the foreseeable future. Management deemed the use of the 5-year period appropriate, based on its past experience in preparing the projections of its cash flows. Such understanding is in accordance with paragraph 35 of CPC 01 (R1) - Asset impairment.

In 2019 the growth rate used to extrapolate the projections beyond the 5-year period was 5.5%, which refers to the perpetuity growth corresponding to the expected long-term inflation of Bacen (Central Bank of Brazil), plus of 1% real growth. In 2019 the estimated future cash flows were discounted at the pre-tax discount rate of 13.69%, also at nominal values.

In 2019 the annual inflation rate for the period analyzed in the projected flows was 3.52%.

Key assumptions were based on the historical performance of the Company and its subsidiaries, on reasonable macroeconomic assumptions, and on financial market projections documented and approved by Company management.

Based on the annual impairment test of the intangible assets of the Company and its subsidiaries, prepared with the projections made on the financial statements as of December 31, 2019, growth perspectives and operating income (loss) for the year ended December 31, 2019, no losses or indicative losses were identified, since the value in use is higher than the net book value at the valuation date.

Value in use calculation is mainly impacted by the following assumptions:

<u>Growth of revenue:</u> this is based on the observation of the historical behavior of each revenue line as well as trends based on market analysis. Revenue projections refer to non-recurring lines (implementation consultancy and royalties for the use of its licenses), and recurring lines (contractual - related to the collection of system maintenance fees, with an annual restatement forecast), where the Company and its subsidiaries considered an annual growth between 9% and 18% for the next 5 years.

The costs of the Company and its subsidiaries were projected considering the maintenance of the gross margin, which varies between 72% and 74%.

<u>Capex volume:</u> CAPEX investment needs were projected in line with historical indexes and sufficient to support the growth of operations.

<u>Discount rates:</u> represent the risk assessment in the current market. The calculation of the discount rate is based on specific circumstances of the Company, and derives from:

Weighted average cost of capital (WACC): which takes into account both debt and shareholders' equity. The cost of shareholders' equity derives from the expected return on investment by the Company's investors. The cost of debt is based on the financing with interest income that the Company and its subsidiaries are required to honor.

(In thousands of Reais, unless otherwise indicated)

Financial Asset Pricing Model: which takes into account the sensitivity of the asset to non-diversifiable risk (also known as systemic risk or market risk), represented by the variable known as beta index or beta coefficient (β), as well as the expected return on the market and the expected return on a risk-free asset.

Additionally, for the base date of September 30, 2020, the Company assessed the circumstances that could indicate the impairment of its non-financial assets due to the Covid-19 scenario and concluded that there were no changes in the circumstances that would indicate an impairment loss.

14.2 Software development

The activity of the subsidiary Linx Sistemas e Consultoria Ltda. assumes the continuous development of new systems and applications aimed at increasing the range of options to the current clients and potential new clients, in view of the increasing market demand for computerized solutions for the businesses in general. In this context, several projects intended for client systems and applications are being developed. The amounts recorded in intangibles correspond to portion of the cost of the project development department, determined based on the number of hours of the respective employees. Each project is amortized as from the moment the asset is available for use for an average period of three years, which is management's estimate of the expected period of financial return of the projects. The amortization of software developed for internal application was recorded in general and administrative expenses and amortization of software developed for customer use was recorded in cost of services.

In the period ended September 30, 2020, the amount of R$ 81,350 (R$ 64,017 on September 30, 2019) was recognized in income (loss), and was related to research and maintenance of the developed software.

15. Right of use

	12/31/2019	Addition (***)	Amortization (**)	Write-offs	Exchange variation	09/30/2020
Rent	73,482	5,254	(9,650)	(384)	333	69,035
Equipment	5,180	-	(757)	-	-	4,423
Cloud (*)	45,377	4,273	(23,963)	-	-	25,687
Total	124,039	9,527	(34,370)	(384)	333	99,145

(*) Rental of cloud space
(**) Average annual depreciation rate 10 to 33%
(***) The Company and its subsidiaries applied exceptions to the standard for short-term and low-value contracts, recorded in rental expenses in the amount of R$ 441 on September 30, 2020

(In thousands of Reais, unless otherwise indicated)

16. Loans and financing

Type	Charges	Effective rate	Maturity	Covenants	Consolidated 09/30/2020	12/31/2019
Loan - BNDES	IPCA + 3.10% p.a. + Spread 1.37% p.a	7.873% p.a.	12/15/2027	15.1 (a)	**260,983**	147,585
Loan - BNDES	TJLP + 1.67% p.a.	6.705% p.a.	02/15/2021	15.1 (b)	**25,297**	31,078
Loan - BNDES	TJLP + 1.96% p.a.	7.000% p.a.	03/15/2022	15.1 (c)	**28,585**	30,945
Loan - Itaú	TJLP + 7.20% p.a.	12.464% p.a.	04/15/2021		**-**	165
					314,865	209,773
Current liabilities					**77,347**	40,836
Non-current liabilities					**237,518**	168,937

Prevailing loan contracts do not have assets pledged in guarantee.

The amount classified in non-current liabilities will be paid as follows:

Period	Consolidated 09/30/2020	12/31/2019
2021	**14,680**	39,216
2022	**40,021**	24,474
2023	**36,522**	21,043
2024	**36,522**	21,043
2025	**36,522**	21,043
2026	**36,522**	21,043
2027	**36,729**	21,075
	237,518	168,937

Changes are shown below:

	Consolidated 09/30/2020	12/31/2019
Previous balance	**209,773**	249,981
Funds from acquisition of subsidiaries	**-**	443
Loan and financing inflows	**107,937**	-
Financial charges	**12,976**	18,418
Financial charges paid	**(5,475)**	(16,896)
Payments of loans and financing	**(10,346)**	(42,174)
Total	**314,865**	209,773

16.1. Covenants

(a) BNDES loan raised on December 13, 2018 has covenant for early debt payment. The following indices should be determined on a half-annual basis in consolidated financial statements:

(i) General Indebtedness / total assets: equal or less than 60%;

(ii) Net debt / EBITDA: equal or less than 2.0.

In order to determine the indices, the following definitions and criteria should be adopted:

- General indebtedness: Total current and non-current liabilities;

- Net debt: The total balance of consolidated onerous debts of the Intervening Party, including: loans and financing; loans; issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market; and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents (cash and financial assets).
- EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

In the hypothesis that levels established in the item VII of the Clause Nine (Obligations of the Intervening Parent Company) are not met, the Company must present, within 120 days counted as of notification date, in written, from BNDES, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time, Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of September 30, 2020, the Company is in compliance with the restrictive contractual clauses.

(b) BNDES loan raised on October 28, 2014 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i) General Indebtedness / total assets: equal or less than 60%;

(ii) Net debt / EBITDA: equal or less than 2.0;

(iii) EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

- EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

- Net debt: balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

(In thousands of Reais, unless otherwise indicated)

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time,

Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of September 30, 2020, the Company is in compliance with the restrictive contractual clauses.

(c) BNDES loan raised on December 11, 2015 has covenant for early debt payment. During the contractual period, two of the following ratios, calculated semi-annually in the consolidated statements, should be maintained:

(i) General Indebtedness / total assets: equal or less than 60%;

(ii) Net debt / EBITDA: equal or less than 2.0;

(iii) EBITDA / Net operating revenue: equal or higher than 20%.

In order to determine the indices, the following definitions and criteria should be adopted:

- EBITDA: Income (loss) before interest, income tax, depreciation and amortization;

- Net debt: Balances of the consolidated onerous debts, including loans and financing; loans, issuance of fixed-income securities, promissory notes and debentures, convertible or not, in the local or international capital market, and the sale or assignment of future receivables if they are recorded as liabilities; and other financial operations and debts of the Company, recorded in current and non-current liabilities, net of Cash and cash equivalents. In order to calculate this ratio, we will not consider the amounts classified as Accounts payable for the acquisition of subsidiaries in the balance sheet as Net Debt.

In the hypothesis that levels established in the contract are not met, the Company must present, within 180 days counted as of default date, real guarantees accepted by BNDES at an amount corresponding to at least 130% of financing value or deriving debt, or present a bank guarantee to be provided by the financial institution at BNDES criteria, and it is in financial economic situation assuring the degree of notorious solvency, the total amount of the debt, except if within that period, above mentioned levels were re-established.

The financial ratios mentioned above are verified based on the base dates determined in the contracts signed between the Company and the respective agent. From time to time,

(In thousands of Reais, unless otherwise indicated)

Management monitors the calculations of these rates to check for indications of non-compliance with contractual terms. As of September 30, 2020, the Company is in compliance with the restrictive contractual clauses.

17. Lease payable

	Rate	Consolidated 09/30/2020	Consolidated 12/31/2019
Lease of property	**10.27%**	**75,697**	76,995
Equipment rental	**10.27%**	**3,129**	4,975
Lease of cloud	**8.73%**	**19,509**	44,112
		98,335	126,082
Current liabilities		**33,371**	47,478
Non-current liabilities		**64,964**	78,604

Changes in lease liabilities payable are:

	Balance at 12/31/2019	Additions	Write-offs	Payments	Interest restatement	Exchange variation	Balance at 09/30/2020
Lease of property	**76,995**	**4,354**	**(404)**	**(11,836)**	**5,640**	**948**	**75,697**
Equipment rental	**4,975**	**-**	**-**	**(2,073)**	**227**	**-**	**3,129**
Lease of cloud	**44,112**	**4,639**	**-**	**(34,783)**	**1,369**	**4,172**	**19,509**
Total liabilities from financing activities	**126,082**	**8,993**	**(404)**	**(48,692)**	**7,236**	**5,120**	**98,335**

As at September 30, 2020, leases have average payment term of 3.7 years (December 31, 2019 – 5.4 years).

The amount classified in non-current liabilities will be paid as follows:

Period	Consolidated 09/30/2020	Consolidated 12/31/2019
2021	**4,678**	26,487
2022	**17,924**	16,398
2023	**17,924**	16,398
2024	**9,550**	8,777
2025	**8,790**	8,777
2026	**8,790**	8,777
2027	**8,790**	8,777
2028	**8,790**	8,777
2029	**687**	687
Lease payment	**85,923**	103,855
Financial charges	**(20,959)**	(25,251)
Present value of lease payments	**64,964**	78,604

(In thousands of Reais, unless otherwise indicated)

18. Labor liabilities

	Parent company		Consolidated	
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Provision for vacation, 13th salary and payroll charges	-	-	48,744	32,415
INSS payable	20	20	14,624	7,523
Provision for profit sharing	-	-	15,804	5,426
FGTS payable	-	-	4,626	2,584
Salaries payable	-	-	2,943	1,901
Other	83	-	8,023	3,208
	103	20	94,764	53,057
Current liabilities	20	20	91,553	51,080
Non-current liabilities	83	-	3,211	1,977

19. Accounts payable from acquisition of subsidiaries

Accounts payable from the acquisitions of subsidiaries refer to amounts due to the previous owners for the acquisition of shares or quotas representing the capital of these companies. Debts are restated under contractual clauses and mature as follows:

	Consolidated	
	09/30/2020	12/31/2019
Installments not subject to restatement (*)	68,336	57,246
Napse installments subject to restatement based on exchange-rate change and LIBOR.	11,974	16,960
Installments subject to restatement based on the change in the CDI rate	3,926	284
Installments subject to restatement based on the change of IPCA	16,729	12,666
Installments subject to restatement based on the change of IGPM	9,441	8,253
Adjustment to present value (**)	(8,162)	(12,340)
	102,244	83,069
Current liabilities	57,218	43,432
Non-current liabilities	45,026	39,637

(*) Amounts related to fixed monthly contractual installments and estimated of earn-outs (reviewed on annual basis)
(**) Amounts related to the APV on the fixed monthly contractual installments and earn-outs

The amount classified in non-current liabilities will be amortized following the schedule below:

	Consolidated	
Period	09/30/2020	12/31/2019
2021	669	23,691
2022	31,204	11,715
2023	5,725	4,231
2024	2,657	-
2025	4,771	-
	45,026	39,637

(In thousands of Reais, unless otherwise indicated)

Of total amount payable on September 30, 2020, R$ 100,118 is related to contingent consideration (R$ 83,032 as of December 31, 2019). The Company and its subsidiaries expect to fully settle amounts related to contingent considerations, and there were no significant changes in expectations in relation to prior year. The fair value of these obligations also considered a market interest rate (Selic). Fair value hierarchy of contingent consideration is classified as level 3 (Note 29.7).

The changes in the consolidated are shown as follow:

	Consolidated	
	09/30/2020	12/31/2019
Previous balance	**83,069**	112,487
Addition due to acquisition (*)	**50,219**	54,723
Payment of principal/financial charges paid	**(39,844)**	(48,093)
Update of financial charges/ Adjustment in present value	**12,533**	11,108
Contingencies (**)	**(725)**	(7,773)
Write-offs Earn-Out (***)	**(3,008)**	(39,383)
	102,244	83,069

(*) Additions for acquisitions being R$ 6,460 CR Sistemas (Humanus), R$ 38,732 PinPag, R$ 4,156 Neemo, and renegotiation of Napse's contract R$ 871
(**) Contingencies arising from the acquired companies, offset by the amounts that the Company and its subsidiaries have to pay to former management
(***) The amounts refer to reversal of unachieved Earn-out goals of the acquirees Sback, Único, Napse and write-off of renegotiation Hiper's contract

20. Deferred revenue

	Consolidated	
	09/30/2020	12/31/2019
Revenue from services (*)	**18,565**	18,457
Revenue from royalties (**)	**11,187**	24,337
	29,752	42,794
Current liabilities	**26,402**	36,360
Non-current liabilities	**3,350**	6,434

(*) It is related to hours contracted by the clients for rendering of services, recognition is carried out after provision of service and write-off of service card.
(**) Refers to balances of software contracts' (royalties) deferral deriving from first-time adoption of IFRS 15/CPC 47 and subsequent changes.

21. Income tax and social contribution

21.1. Income tax and social contribution expense

	Parent company		Consolidated	
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Current tax				
Current tax on income for the period	**(726)**	-	**(8,273)**	(5,466)
Deferred tax				
Deferred tax on income for the period	**815**	5,767	**8,089**	(3,448)
Income tax and social contribution expense	**89**	5,767	**(184)**	(8,914)

(In thousands of Reais, unless otherwise indicated)

The reconciliation between the tax expense as calculated by the combined nominal rates and the income tax and social contribution expense charged to income (loss) is presented below:

	Parent company		Consolidated	
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Income (loss) before income tax and social contribution	**(14,250)**	23,710	**(13,977)**	38,391
Rate income tax and social contribution	**34%**	34%	**34%**	34%
Income tax and social contribution at the rate of 34%	**4,845**	(8,061)	**4,752**	(13,053)
Permanent differences				
Equity in net income of subsidiaries	**(4,440)**	13,888	**-**	-
Law 11196/05 (Research and Development incentive)		-	**-**	8,569
Gifts, fines and nondeductible expenses	**-**	(60)	**(493)**	(221)
Overseas earnings	**-**	-	**(1,252)**	(2,183)
Income tax and social contribution determined by the deemed income	**-**	-	**(66)**	(13)
Effects of tax rates of foreign subsidiaries	**-**	-	**(2,615)**	(1,429)
Other net differences	**(316)**	-	**(510)**	(584)
Income tax expense for effective rate	**89**	5,767	**(184)**	(8,914)
Effective rate	**-**	24.32%	**-**	23.22%

21.2. Deferred taxes

Deferred income tax and social contribution are recorded so as to reflect future tax effects on temporary differences existing between assets and liabilities tax base and the corresponding carrying amount.

Temporary deferred income tax and social contribution are as follows:

	Parent company		Consolidated	
Assets	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Deferred IR/CS on tax loss and negative basis	**1,346**	1,665	**4,030**	1,665
Stock option plan	**345**	555	**479**	555
Inc. tax and soc. contr. on foreign companies	**-**	-	**353**	841
Estimated losses with doubtful accounts	**-**	-	**79**	-
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	**-**	-	**48**	12
Provision for adjustment to present value	**-**	-	**403**	284
Amortization software of entities not incorporated	**-**	-	**463**	-
Amortization accounts receivable of entities not incorporated	**-**	-	**920**	-
Amortization of brand acquired of entities not incorporated	**-**	-	**537**	-
Other Provisions	**1,344**	-	**1,700**	-
Total deferred income tax and social contribution, net (assets)	3,035	2,220	**9,012**	3,357

(In thousands of Reais, unless otherwise indicated)

	Consolidated	
Liabilities	**09/30/2020**	**12/31/2019**
Deferred income tax and social contribution on accounting and tax goodwill	**(119,509)**	(97,593)
Deferred income tax/ social contribution assets identified in acquisitions	**(21,839)**	(25,092)
Deferred income tax/social contribution on first-time adoption of IFRS 9 and IFRS 15	**4,235**	8,228
Deferred income tax and social contribution on IFRS 16/CPC 06 (R2)	**1,134**	3,538
Inc. tax and soc. contr. on foreign companies	**(707)**	(705)
Deferred IR/CS on tax loss and negative basis	**26,566**	7,138
Estimated losses with doubtful accounts	**1,187**	108
Provision of benefits to employees	**446**	446
Provision for contingencies	**1,928**	1,779
Provision for adjustment to present value	**6,300**	4,678
Stock option plan	**10,694**	9,925
Provision for profit sharing and gainsharing, bonus, collective bargaining and overtime	**6,372**	2,102
Other provisions	**979**	1,242
Total deferred income tax and social contribution, net (liabilities)	**(82,214)**	(84,206)

21.3. Recoverability of income tax and social contribution loss carryforward

	Expected realization	
Ano	Parent Company	Consolidated
2020	1,346	1,830
2021	-	4,710
2022	-	7,575
2023	-	13,704
2024	-	2,777
Total	1,346	30,596

22. Other liabilities

	Parent company		Consolidated	
	09/30/2020	**12/31/2019**	**09/30/2020**	**12/31/2019**
Accounts payable to commercial establishments (**)	**-**	-	**177,839**	80,411
Accounts payable to former shareholders (***)	**25**	-	**16,250**	-
Interest on prepayment for assignment of receivables (**)	**-**	-	**-**	5,207
Advance of clients	**36**	36	**1,893**	1,590
Post-employment benefit	**-**	-	**1,311**	1,311
Installment payment of taxes and contribution	**-**	-	**357**	619
Other (****)	**432**	1,034	**13,493**	5,716
Total (*)	**493**	1,070	**211,143**	94,854
Current liabilities	**493**	1,070	**203,138**	89,985
Non-current liabilities	**-**	-	**8,005**	4,869

(In thousands of Reais, unless otherwise indicated)

(*) The amounts presented include R$ 194,900 (R$ 85,702 on December 31, 2019) related to Linx Pay Meios de Pagamentos Ltda and its subsidiaries.
(**) Amounts payable to establishments referring to the sub-acquisition operation of Linx Pay and its subsidiaries
(***) Refers to loans made between subsidiaries and former shareholders before the acquisition of Ametista Serviços Digitais Ltda, Diamante Serviços Digitais Ltda, Safira Serviços Digitais Ltda and Esmeralda Serviços Digitais Ltda.
(****) Corresponds substantially to other liabilities of Napse in the amount of R$ 2,997 (R$ 3,584 as of December 31, 2019) and various advances to Linx Sistemas in the amount of R$ 8,271 (R$ 54 as of December 31, 2019)

23. Shareholders' equity

23.1. Capital

The Company is authorized to increase capital by up to R$1,000,000, regardless of its Bylaws' reform, following the Board of Directors' decision.

Capital is solely represented by common shares and each of them corresponds to a vote in Shareholders' Meeting decisions.

Board of Directors is the competent body to decide on issuances and will determine issuance conditions, subscription, payment form and deadline, price per share, placement form (public or private) and its distribution in Brazil and/or abroad.

At the criteria of the Board of Directors, the share issue may be made, without right of preference or with a reduction of the time frame addressed by article 171, §4 of Law 6404, dated December 15, 1976, as amended ("Corporation Law") of shares and debentures that are convertible into shares or a subscription bonus, the flotation of which is made through a sale on the stock exchange or by public subscription, or even through an exchange for shares in a takeover bid, in the terms established in law, within the limits of the authorized capital.

Capital is represented by authorized, subscribed and fully paid-up shares with no par value and is divided as follows:

	September 30, 2020		December 31, 2019	
	Shares	%	Shares	%
Founding shareholders	**27,291,783**	**14.41%**	26,982,764	14.24%
GIC Private Limited.	**18,900,432**	**9.98%**	18,900,432	9.98%
Genesis Asset Managers	**10,124,454**	**5.35%**	10,124,454	5.35%
Itaú	**9,641,045**	**5.09%**	-	-
Morgan Stanley	**9,506,212**	**5.02%**	-	
BlackRock Inc.	**-**	**-**	9,950,316	5.25%
Treasury shares	**13,719,362**	**7.24%**	9,869,772	5.21%
Other	**100,225,672**	**52.91%**	113,581,222	59.97%
	189,408,960	**100%**	189,408,960	100%
Capital	**645,477**		645,447	

(In thousands of Reais, unless otherwise indicated)

Treasury shares

On March 9, 2020, the opening of a Company Share Buyback program was approved, aiming to maximize the generation of shareholder value through an efficient management of the capital structure, through the acquisition of common shares of its own issue, to remain in treasury, bonus or subsequent sale in the market, cancellation, without reducing the Company's capital, in compliance with the disposed of paragraph 1 of article 30 of the Corporation Law, and in the rules set forth in ICVM 567/2015 and may also serve the exercise of the restricted share programs and eventually stock option programs.

For this new Share Buyback program, the Company may, at its exclusive criteria and under of the terms of the Buyback Program, to acquire up to 8,100,000 (eight million and one hundred thousand) common shares, registered, book-entry and without par value, issued by the Company, corresponding to up to 4.28% of the total shares issued by the Company and up to 4.51% of the Outstanding Shares.

In the period ended September 30, 2020, the amount of treasury shares is R$ 304,547 (R$ 225,954 on December 31, 2019).

23.2. Capital reserves

The capital reserve is set up as follows:

	09/30/2020	12/31/2019
Goodwill in capital subscription (a)	**1,222,025**	1,222,025
Stock option plan (Note 29)	**28,803**	39,737
Expenditures with issuance of shares (b)	**(96,157)**	(96,157)
	1,154,671	1,165,605

(a) In compliance with 6,404/76, the issue price of the shares without par value may be allocated as part of the capital reserve. On September 26, 2019, based on the global offering of shares, there was a goodwill on capital subscription of R$ 682,454.
(b) In conformity with Pronouncement IFRS 9/CPC 48 – Financial instruments, transaction costs incurred on funding through issuance of new shares were recorded separately as a reduction to shareholders' equity.

23.3. Legal reserve

It is formed of 5% of net income for the fiscal year, in conformity with article 193 of Law No. 6.404/76, up to the limit of 20% of the capital.

For the year ended December 31, 2019, pursuant to paragraph 1 of article 193 of Law 6404/76, the Company did not set up a legal reserve, as the capital reserve amount exceeded the percentage of 30% of capital.

(In thousands of Reais, unless otherwise indicated)

24. Provision for contingencies

The Company and its subsidiaries are parties (defendants) to judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

At September 30, 2020, Management, based on information provided by its legal advisors, keep a provision amounting to R$ 23,241(R$ 19,588 at December 31, 2019).

There are other lawsuits evaluated by legal advisors as being a possible risk in the amount of R$ 62,671 as of September 30, 2020 (R$ 62,887 as of December 31, 2019), for which no provision has been formed and management does not believe at this time it is more likely than not that a present obligation exists at the end of the reporting period.

As a result of state government inspection procedures carried out in 2018, an infraction notice was drawn up based on the understanding that the Company would have performed rental of equipment and data center spaces in the period between January 2014 and December 2015, on the grounds that said operations would be telecommunication services and would, therefore, be subject to the levy of ICMS tax at the rate of 25%, plus a fine equivalent to 50% of the updated amount of said tax for the failure to issue tax documents in these operations. The restated amount for this lawsuit in the period ended September 30, 2020 is R$ 39,055 (R$ 38,387 on December 31, 2019) included in the position of possible risk aforementioned.

The possible contingencies of the acquired companies are guaranteed by the former owners according to contracts of purchase and sale. The Company and its subsidiaries have sufficient amounts held to meet these commitments, classified under other assets in the balance sheet, based on diligences carried out during the acquisition process.

	Consolidated			
Change	**Labor**	**Civil**	**Tax**	**Total**
Balance at December 31, 2019	9,203	1,627	8,758	19,588
Additions	1,977	1,021	204	3,202
Write-offs	(2,170)	(621)	(324)	(3,115)
Restatement	319	110	1	430
Acquisition of additions	3,136	-	-	3,136
Balance at September 30, 2020	**12,465**	**2,137**	**8,639**	**23,241**

25. Net operating revenue

Below, we show the reconciliation between gross and net revenue presented in the statement of income for the period:

(In thousands of Reais, unless otherwise indicated)

	Consolidated			
	Nine-month periods ended		Three-month periods ended	
	09/30/2020	09/30/2019	**09/30/2020**	09/30/2019
Gross operating revenue				
Subscription revenues	**635,095**	555,785	**219,789**	187,069
Consulting service revenues	**101,722**	92,805	**33,078**	40,035
	736,817	648,590	**252,867**	227,104
Sales deductions				
PIS	**(4,464)**	(3,809)	**(1,595)**	(1,328)
COFINS	**(20,597)**	(17,576)	**(7,356)**	(6,129)
ISS	**(17,136)**	(14,853)	**(5,978)**	(5,502)
INSS (Social security)	**(26,590)**	(24,037)	**(9,032)**	(8,510)
Other	**(4,989)**	(4,508)	**(1,604)**	(1,685)
Cancellations	**(20,085)**	(17,449)	**(6,328)**	(7,048)
	(93,861)	(82,232)	**(31,893)**	(30,202)
Total (*)	**642,956**	566,358	**220,974**	196,902

(*) The amounts presented include R$ 34,425 (R$ 5,993 as of September 30, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries.

The Company and its subsidiaries do not have clients that individually represents more than 1.3% of revenue for periods ended September 30, 2020 and September 30, 2019.

Table below presents geographical information as required by IFRS 8/CPC 22 – information per segment.

	Geographical information	
	09/30/2020	09/30/2019
Net revenue		
In Brazil	**609,944**	539,134
Abroad	**33,012**	27,224
	642,956	566,358
	09/30/2020	**12/31/2019**
Assets		
In Brazil	**2,653,272**	2,527,352
Abroad	**43,291**	36,591
	2,696,563	2,563,943
Liabilities		
In Brazil	**989,471**	755,440
Abroad	**23,051**	18,659
	1,012,522	774,099

(In thousands of Reais, unless otherwise indicated)

26. Costs

	Consolidated			
	Nine-month periods ended		Three-month periods ended	
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Type				
Depreciation and amortization	**(45,678)**	(42,746)	**(16,086)**	(15,292)
Personnel	**(112,919)**	(106,029)	**(36,184)**	(38,161)
Outsourced services	**(28,476)**	(21,236)	**(11,362)**	(8,813)
Travel and accommodation	**(1,386)**	(3,525)	**(154)**	(1,206)
Expenses with link	**(20,221)**	(19,591)	**(6,550)**	(6,583)
Other	**(428)**	(885)	**(127)**	(541)
Total (*)	**(209,108)**	(194,012)	**(70,463)**	(70,596)

(*) The amounts presented include R$ 3.107 (R$ 274 as of September 30, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries

27. Expenses and other expenses / revenues

	Parent company		Consolidated		Parent company		Consolidated	
	Nine-month periods ended				Three-month periods ended			
	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Type								
Rents	-	-	**(4,486)**	(2,163)	-	-	**(1,363)**	(1,151)
Commissions	-	-	**(35,883)**	(28,505)	-	-	**(13,493)**	(9,534)
Depreciation and amortization (**)	-	-	**(73,495)**	(43,737)	-	-	**(27,808)**	(15,253)
Maintenance and preservation	-	-	**(10,344)**	(11,338)	-	-	**(3,638)**	(8,291)
Personnel	**(1,254)**	(2,518)	**(208,132)**	(167,204)	**(592)**	(1,037)	**(71,045)**	(56,995)
Advertising and publicity	**(236)**	-	**(10,245)**	(9,103)	**(16)**	-	**(2,564)**	(2,570)
Outsourced services	**(8,807)**	(506)	**(50,931)**	(34,672)	**(7,058)**	(415)	**(20,311)**	(12,452)
Travel and accommodation	**(37)**	-	**(3,063)**	(6,748)	-	-	**(98)**	(2,464)
Expenses with link	-	-	**(2,137)**	(133)	-	-	**(975)**	(88)
Possible losses	-	-	**(13,581)**	(6,630)	-	-	**(5,680)**	(2,605)
IT expenses	**(1)**	-	**(1,317)**	(2,271)	-	-	**(346)**	(471)
Other revenues	-	-	**3,679**	16,973	-	-	**1,325**	24
Other	**(646)**	(4,314)	**(11,618)**	(17,495)	**(18)**	(4,019)	**(3,774)**	(4,884)
	(10,981)	(7,338)	**(421,553)**	(313,026)	**(7,684)**	(5,471)	**(149,770)**	(116,734)
Funcion								
Administrative and general expenses	**(10,952)**	(3,497)	**(211,674)**	(144,577)	**(7,658)**	(1,630)	**(77,595)**	(45,566)
Sales expenses	**(16)**	-	**(116,039)**	(108,324)	**(16)**	-	**(40,254)**	(36,918)
Research and maintenance of software developed	**(13)**	-	**(81,350)**	(64,017)	**(10)**	-	**(26,655)**	(25,532)
Other operating revenue (expenses)	-	(3,841)	**(12,490)**	3,892	-	(3,841)	**(5,266)**	(8,718)
Total (*)	**(10,981))**	(7,338)	**(421,553)**	(313,026)	**(7,684))**	(5,471)	**(149,770)**	(116,734)

(*) The amounts presented include R$ 36,759 (R$ 6,503 as of September 31, 2019) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries
(**) The amounts presented include the amortization of the right-of-use in the value of R$ 34,370

(In thousands of Reais, unless otherwise indicated)

28. Financial income

	Parent company		Consolidated		Parent company		Consolidated	
	Nine-month periods ended				Three-month periods ended			
	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Financial revenues								
Interest receivable	-	-	2,189	2,113	-	-	983	475
Interest on financial assets	10,415	11,800	13,326	26,248	1,641	10,276	2,371	14,531
Discounts obtained (***)	-	-	1,443	492	-	-	384	348
Foreign exchange gain	215	4,759	8,639	14,072	9	4,759	2,520	9,470
IAS 29 update	-	-	39	150	-	-	48	150
Receivables advancement revenue	-	-	3,685	1,297	-	-	1,777	710
Net present value	-	-	1,011	-	-	-	55	-
Other revenues	-	386	2,083	2,654	-	140	1,734	820
	10,630	16,945	32,415	47,026	1,650	15,175	9,872	26,504
Financial expenses								
Liability interest	(1)	-	(7,967)	(7,317)	(1)	-	(2,340)	(2,647)
Interest on loans and financing	-	-	(7,971)	(4,827)	-	-	(5,050)	(1,278)
Discount granted	-	-	(12,881)	(7,334)	-	-	(5,638)	(2,834)
Foreign-exchange losses	(294)	(23,438)	(15,354)	(33,449)	(5)	(16,764)	(4,033)	(22,170)
Tax on financial operations	-	(2,998)	(745)	(3,720)	-	(2,998)	(280)	(3,253)
IAS 29 update	-	-	(1,982)	(428)	-	-	(195)	(288)
Other expenses (*)	(524)	(308)	(11,787)	(10,880)	(218)	(156)	(5,414)	(4,475)
	(819)	(26,744)	(58,687)	(67,955)	(224)	(19,918)	(22,950)	(36,945)
Financial results (**)	9,811	(9,799)	(26,272)	(20,929)	1,426	(4,743)	(13,078)	(10,441)

(*) Refers mainly to the realization of AVP on amounts related to business combination and bank expenses
(**) The amounts presented include R$ 4,234 (R$ 579 as of September 30, 2020) related to Linx Pay Meios de Pagamento Ltda. and its subsidiaries
(***) The amounts presented include R$ 474 related to discount obtained in lease of property accounted in accordance with CPC 06 (R2)/ Amendment IFRS 16

29. Financial risk management

The Company and its subsidiaries are exposed to the following risks from the use of financial instruments:

- Credit risk
- Liquidity risk
- Market risk
- Operating risk

29.1. Credit risk

Credit risk is the possibility of financial loss of the Company and its subsidiaries if a client or a counterpart of a financial instrument fails to fulfill its contractual obligations arising mainly from trade accounts receivable and investments of its subsidiaries.

(In thousands of Reais, unless otherwise indicated)

The exposure of the Company and its subsidiaries to credit risk is influenced, mainly, by the individual characteristics of each client. The Company and its subsidiaries established a credit policy whereby every new client has its credit capacity individually analyzed prior to the standard payment terms and conditions.

The Company and its subsidiaries have a very diversified client portfolio with low concentration level, and major client represents only 1.3% of recurring revenue.

The subsidiaries establish an estimated provision for losses that represents its estimate of losses incurred in relation to trade accounts receivable (See Note 8). The main component of this allowance is specific and related to significant individual risks.

The Company and its subsidiaries have transactions of cash and cash equivalents and financial assets with counterpart of low credit risk.

On September 30, 2020, maximum exposure related to cash and cash equivalents, financial assets and accounts receivable.

	Parent company		Consolidated	
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Cash and cash equivalents (note 6)	**156**	16,387	**47,430**	75,898
Financial assets (Note 7)	**490,702**	732,473	**712,474**	904,362
Trade accounts receivable (Note 8)	**-**	-	**418,663**	288,111
	490,858	748,860	**1,178,567**	1,268,371

29.2. Liquidity risk

Liquidity risk is the risk of the Company and its subsidiaries encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments or with another financial asset. The approach of the Company and its subsidiaries in liquidity management is to guarantee, as much as possible, that will always have sufficient liquidity to perform their obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Company and its subsidiaries.

The table below shows the maturity of financial liabilities contracted in details:

	Parent company			
Operation	Up to 1 year	Up to 2 years	3–5 years	Total
Suppliers	6,728	-	-	6,728
Other liabilities (Note 22)	493	-	-	493
	7,221	**-**	**-**	**7,221**

(In thousands of Reais, unless otherwise indicated)

Operation	Consolidated				
	Up to 1 year	Up to 2 years	3–5 years	>5 years	Total
Suppliers	33,796	-	-	-	33,796
Loans and financing (Note 16)	77,347	14,680	113,065	109,773	314,865
Lease payable (Note 17)	33,371	4,678	45,398	35,847	119,294
Accounts payable for the acquisition of subsidiaries - Earn Outs (Note 19)	44,765	27,077	6,341	4	78,187
Accounts payable for the acquisition of subsidiaries – retained installments (Note 19)	11,986	8,850	4,489	4,769	30,094
Accounts payable for the acquisition of subsidiaries – Other (Note 19)	1,518	607	-	-	2,125
Other liabilities (Note 22)	203,138	3,613	4,392	-	211,143
	405,921	59,505	173,685	150,393	789,504

As amounts included in this table are non-discounted cash flows, they will not be reconciled to the amounts disclosed in the balance sheet for lease payable and accounts payable for acquisition of subsidiaries.

Typically, the Company and its subsidiaries ensure that they have sufficient cash at sight to cover expected operating expenses, including the compliance with financial obligations; this excludes the potential impact of extreme situations that cannot be reasonably foreseen, such as natural disasters.

29.3. Market risk

Interest rate and inflation risk: Interest rate risk derives from debt portion indexed to TJLP, TLP, IPCA, IGPM, CDI and LIBOR and from financial assets in CDI that may adversely affect financial revenues or expenses in case an unfavorable movement occurs in interest and inflation rates. This risk exposure as shown in the sensitivity analysis provided below.

29.4. Operating risk

Operating risk is the risk of direct or indirect losses arising from different causes related to the processes, personnel, technology and infrastructure of the Company and its subsidiaries, and external factors, except credit, market and liquidity risks, as those arising from legal and regulatory requirements and from generally accepted corporate behavior standards. The objective of the Company and its subsidiaries is to manage the operating risk and the service quality risk in order to avoid sustaining financial losses and harming the reputation of the Company and its subsidiaries.

29.5. Capital management

The policy of the Executive Board is to maintain a solid capital base to maintain the confidence of investors, creditors and market and the future development of the business. The Executive Board monitors returns on capital, which the Company defines as income (loss) from operating activities divided by total shareholders' equity. Executive Board also monitors the level of dividends to its shareholders.

(In thousands of Reais, unless otherwise indicated)

29.6. Financial instruments' analysis

There is a comparison below, by class of book and fair value of financial instruments of the Company and its subsidiaries.

	Parent company				Consolidated			
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
	09/30/2020	09/30/2020	12/31/2019	12/31/2019	09/30/2020	09/30/2020	12/31/2019	12/31/2019
Financial assets								
Cash and cash equivalents (note 6)	156	156	16,387	16,387	47,430	47,430	75,898	75,898
Financial assets (Note 7)	490,702	490,702	732,473	732,473	712,474	712,474	904,362	904,362
Trade accounts receivable (Note 8)	-	-	-	-	418,663	418,663	288,111	288,111
Other assets (Note 11)	102	102	93	93	61,722	61,722	48,847	48,847
Total	490,960	490,960	748,953	748,953	1,240,289	1,240,289	1,317,218	1,317,218
Financial liabilities								
Suppliers	6,728	6,728	1,050	1,050	33,796	33,796	24,007	24,007
Loans and financing (Note 16)	-	-	-	-	314,865	314,865	209,773	209,773
Lease payable (Note 17)	-	-	-	-	98,335	98,335	126,082	126,082
Accounts payable for the acquisition of subsidiaries (Note 19)	-	-	-	-	102,244	102,244	83,069	83,069
Other liabilities (Note 22)	493	493	1,070	1,070	211,143	211,143	94,854	94,854
Total	7,221	7,221	2,120	2,120	760,383	760,383	537,785	537,785

Amounts of these instruments recognized in the balance sheet do not significantly differ from their fair values.

- Trade accounts receivable and suppliers approximate their respective book value mostly due to the short-term maturity of these instruments.
- Loans and financing, leases and accounts payable due to acquisitions are contractually restated and represent the balance to be paid on the date of settlement of the contractual obligations.

Financial instruments per category:

	Parent company			
	09/30/2020		12/31/2019	
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets				
Cash and cash equivalents (note 6)	15	141	16	16,371
Financial assets (Note 7)	490,702	-	732,473	-
Other assets (Note 11)	-	102	-	93
	490,717	243	732,489	16,464
Financial liabilities				
Suppliers	-	6,728	-	1,050
Other liabilities (Note 22)	-	493	-	1,070
	-	7,221	-	2,120

(In thousands of Reais, unless otherwise indicated)

	Consolidated			
	09/30/2020		12/31/2019	
	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets				
Cash and cash equivalents (note 6)	10,392	37,038	7,924	67,974
Financial assets (Note 7)	712,474	-	904,362	-
Trade accounts receivable (Note 8)	-	418,663	-	288,111
Other assets (Note 11)	-	61,722	-	48,847
	722,866	517,423	912,286	404,932
Financial liabilities				
Suppliers	-	33,796	-	24,007
Loans and financing (Note 16)	-	314,865	-	209,773
Lease payable (Note 17)	-	98,335	-	126,082
Accounts payable for the acquisition of subsidiaries (Note 19)	102,244	-	83,069	-
Other liabilities (Note 22)	-	211,143	-	94,854
	102,244	658,139	83,069	454,716

29.7. Fair value hierarchy

The table below shows the hierarchy of fair value measurement of assets and liabilities of the Company and its subsidiaries.

Quantitative disclosures of fair value hierarchy as of September 30, 2020:

	Total	Prices quoted in active markets (Level 1)	Significant observable data (Level 2)	Significant non-observable data (Level 3)
Assets measured at fair value				
Financial assets at fair value				
Financial assets (Note 7)	712,474	-	712,474	-
Liabilities measured at fair value				
Financial liabilities at fair value				
Loans and financing (Note 16)	314,865	-	314,865	-
Lease payable (Note 17)	98,335	-	98,335	-
Accounts payable for the acquisition of subsidiaries (Note 19)	102,244	.	2,125	100,119

Items measured at fair value on a recurring basis – The Company's liabilities related to business combinations are measured at fair value with Level 3 inputs. The Company determines the earn-out fair value and any subsequent changes in fair value using a discount approach based on the weighted probability. The fair value of earn-out is assessed considering payments that the Company expects to make based on historical internal observations.

The Company and its subsidiaries use proper valuation techniques with the help of sufficient data to measure the fair value, maximizing the use of relevant observable data and minimizing the use of unobservable data.

(In thousands of Reais, unless otherwise indicated)

There were no transfers between measurement levels in the fair value hierarchy for the period ended September 30, 2020 for these assets.

29.8. Sensitivity analysis for financial assets and liabilities

Main risks related to the transactions of the Company and its subsidiaries are linked to TJLP, TLP, CDI, IPCA, IGPM, IPC, SELIC and LIBOR change for BNDES financing and accounts payable due to acquisition of companies, and to CDI for financial assets.

The investments with CDI are recorded at market value, according to quotations announced by the respective financial institutions and the others mainly refer to bank deposit certificates. Therefore, the recorded value of these securities does not differ from the market value.

In order to check the sensitivity of the indexer of financial investments to which the Company and its subsidiaries were exposed to at September 30, 2020, we defined three scenarios for the risk of decrease in CDI. The September 2020 index, which was 1.90% (4.40% as of December 31, 2019), was defined as probable scenario; based thereon, 25% and 50% scenarios were defined.

Parent company

Operation	Balance at 09/30/2020	Risk	Scenario I (probable)	Scenario II	Scenario III
Financial assets	490,702	CDI decr.	1.90%	1.43%	0.95%
Financial revenue			9,323	7,017	4,662

Consolidated

Operation	Balance at 09/30/2020	Risk	Scenario I (probable)	Scenario II	Scenario III
Financial assets	712,474	CDI decr.	1.90%	1.43%	0.95%
Financial revenue			13,537	10,188	6,769

In order to analyze sensitivity of debt indexes, to which the Company and its subsidiaries were exposed at September 30, 2020, three different scenarios were defined for the risk of increase in such indexes. This was based on TJLP, TLP, IPCA, IPC, IGPM, CDI, SELIC and LIBOR amounts in effect at September 30, 2020, available at CETIP, IBGE, Central Bank of Brazil, FGV, among others. Accordingly, a probable scenario was defined for 2020, based on which, 25% and 50% differences were calculated.

For each scenario the Company calculated the gross financial expense, not taking into account the taxes levied and the flow of maturities for each contract scheduled for 2020. The base date used for financing was September 30, 2020, projecting indices for one year and verifying their sensitivity in each scenario.

(In thousands of Reais, unless otherwise indicated)

Consolidated					
Operation	**Balance at 09/30/2020**	**Risk**	**Scenario I (probable)**	**Scenario II**	**Scenario III**
Financings – BNDES	314,865	TJLP incr.	15,460	19,333	23,206
Rate subject to change			4.91%	6.14%	7.37%
Acquisition of companies	9,441	IGPM incr.	1,360	1,699	2,039
Rate subject to change			14.40%	18.00%	21.60%
Acquisition of companies	3,926	CDI incr.	75	93	112
Rate subject to change			1.90%	2.38%	2.85%
Acquisition of companies	16,729	IPCA incr.	224	281	336
Rate subject to change			1.34%	1.68%	2.01%
Acquisition of companies	11,974	R$ decr.	675	844	1,013
Rate subject to change			5.64%	7.05%	8.46%

30. Earnings per share

Basic earnings per share is calculated by dividing profit attributable to company shareholders by the weighted average number of common shares available during the fiscal year.

Diluted profit per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.

The tables below show data of income and shares used in calculating basic and diluted earnings per share:

	Parent company and Consolidated	
	09/30/2020	**09/30/2019**
Net income (loss) for the period	**(14,161)**	29,477
Weighted average of shares	189,408,960	-
(-) Treasury shares	(12,184,691)	-
Adjusted weighted average of shares	**177,224,269**	167,048,053
Basic earnings (loss) per share - (in Reais)	**(0,0799)**	0.1765

	Parent company and Consolidated	
	09/30/2020	**09/30/2019**
Net income (loss) for the period	**(14,161)**	29,477
Weighted average number of shares (*)	189,408,960	-
(+) Stock Option	4,053,212	-
(-) Treasury shares	(12,184,691)	-
Adjusted weighted average of shares	**181,277,481**	175,442,684
Diluted earnings (loss) per share (in Reais)	**(0,0781)**	0.1680

(*) Post-stock-split amounts at June 13, 2016.

(In thousands of Reais, unless otherwise indicated)

31. Share-based payment

31.1. Stock option

In the Special Shareholders' Meeting held on December 4, 2012, the Stock Option Plan of Linx S.A. was approved. Such plan establishes the general conditions for grant of shares issued by the Company, under the terms of article 168, paragraph 3, Law 6404/76.

The fair value of each option granted is estimated at the grant date, based on the Black-Scholes stock pricing model, which considered the following variables and results:

Stock option									
Grant					Fair value assumptions				
					Expected				
Number	Date	Quantity of options	Strike price - Reais	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate - %	Maturity term	Maturity date
1st	2013	1,842,951	6.24	4.24	3.30%	25.24%	10.27%	4 years	2017
2nd	2014	406,059	11.28	3.94	0.80%	25.11%	10.12%	4 years	2018
3rd	2015	432,855	38.72	11.86	1.28%	24.00%	12.96%	4 years	2019
4th	2016	566,592	38.17	14.01	0.85%	25.01%	7.25%	4 years	2020
5th	2017	391,618	16.99	3.83	1.34%	24.25%	9.71%	4 years	2021
6th	2018	420,552	21.61	2.99	1.39%	23.69%	7.43%	4 years	2022

Changes in stock option plan are as follows:

	Stock option plan	
	Number of outstanding shares	Strike price (in Reais)
December 31, 2019	716,173	19.16
(-) Exercised	**(430,926)**	
September 30, 2020	**285,247**	**19.30**

31.2. Restricted shares

The fair value of each restricted share is estimated on the concession date with basis on the Black-Scholes option pricing model and considering the following variables and results:

Deferred shares								
Grant				Fair value assumptions				
				Expected				
Number	Date	Number of shares	Fair Value of Shares	Dividends - %	Volatility - %	Risk-free interest rate, %	Maturity term	Maturity date of
1st	2016	10,446	16.00	0.80%	25.01%	13.64%	1 years	2017
2nd	2017	884,602	27.84	1.34%	24.25%	9.71%	4 years	2021
3rd	2018	448,489	18.12	1.39%	23.69%	7.43%	4 years	2022
4th	2019	3,232,761	27.75	1.33%	27.14%	6.42%	4 years	2023
5th	2020	854,762	20.11	1.01%	30.80%	5.11%	4 years	2024
6th	2020	5,100	24.63	1.01%	30.80%	3.03%	1.7 years	2022
6th	2020	19,326	20.59	1.01%	30.80%	2.90%	1 years	2021

The financial activity of the restricted shares is presented below:

(In thousands of Reais, unless otherwise indicated)

	Restricted shares	
	Number of outstanding shares	Strike price (in Reais)
December 31, 2019	3,699,594	34.33
Granted	879,188	
(-) Exercised	(922,708)	
(-) Canceled	(312,150)	
September 30, 2020	3,343,924	20.81

The accumulated effect in the period ended September 30, 2020 is R$ 8,918 (R$ 7,573 as of September 30, 2019) recorded in the statement of income as payroll expenses. This effect did not impact the Company's cash.

The accumulated balance in shareholders' equity presented in the capital reserve under "stock option plan" in the period ended September 30, 2020 is R$ 28,803 (R$ 39,737 as of December 31, 2019).

32. Liabilities from financing activities

	12/31/2018	01/01/2019	Receipts	FX	New acquisitions	Other (*)	12/31/2019
Loans and financing (Note 15)	249,981	-	(59,070)	-	444	18,418	209,773
Lease payable (Note 16)	-	91,796	(18,845)	249	-	52,882	126,082
Accounts payable for the acquisition of subsidiaries (Note 18)	112,487	-	(48,093)	1,483	54,723	(37,531)	83,069
Total liabilities from financing activities	362,468	91,796	(126,008)	1,732	55,167	33,769	418,924

	12/31/2019	Payments	FX	New acquisitions	Other (*)	09/30/2020
Loans and financing (Note 15)	209,773	**(15,821)**	**-**	**107,937**	**12,976**	**314,865**
Lease payable (Note 16)	126,082	**(48,692)**	**5,120**	**8,993**	**6,832**	**98,335**
Accounts payable for the acquisition of subsidiaries (Note 18)	83,069	**(39,844)**	**3,958**	**50,219**	**4,842**	**102,244**
Total liabilities from financing activities	418,924	**(104,357)**	**9,078**	**167,149**	**24,650**	**515,444**

(*) Changes included in column "other" include effects from the effects from additions of IFRS 16/CPC 06 (R2), effect from recognition of interest not yet paid on loans and accounts payable due to acquisition and acquisitions' adjustment to present value.

33. Assets and liabilities of operating segments

Operating segments are defined based on business operations by reflecting the way the Company's management reviews financial information for decision-making. Thus, the Company has two reportable segments: Linx Software and Linx Pay Meios de Pagamento Ltda.

(In thousands of Reais, unless otherwise indicated)

and its subsidiaries. The accounting policies of the operating segments are the same as those applied to the consolidated financial statements.

The information below shows the summarized equity position of reportable operating segments for the periods ended September 30, 2020 and December 31, 2019:

	09/30/2020			
	Software	**Linx Pay Meios de Pagamento Ltda. and its subsidiaries**	**Eliminations**	**Total consolidated**
Assets				
Current assets	1,009,514	239,456	(16,977)	1,231,993
Non-current assets	1,461,055	218,338	(214,823)	1,464,570
Total assets	**2,470,569**	**457,794**	**(231,800)**	**2,696,563**
Liabilities				
Current liabilities	325,775	236,195	(16,977)	544,993
Non-current liabilities	460,753	13,576	(6,800)	467,529
Shareholders' equity	1,684,041	208,023	(208,023)	1,684,041
Total liabilities and shareholders' equity	**2,470,569**	**457,794**	**(231,800)**	**2,696,563**

	12/31/2019			
	Software	**Linx Pay Meios de Pagamento Ltda.**	**Eliminations**	**Total consolidated**
Assets				
Current assets	1,193,336	112,679	(6,045)	1,299,970
Non-current assets	1,292,217	30,930	(59,174)	1,263,973
Total assets	**2,485,553**	**143,609**	**(65,219)**	**2,563,943**
Liabilities				
Current liabilities	284,775	91,117	(6,045)	369,847
Non-current liabilities	410,934	2,837	(9,519)	404,252
Shareholders' equity	1,789,844	49,655	(49,655)	1,789,844
Total liabilities and shareholders' equity	**2,485,553**	**143,609**	**(65,219)**	**2,563,943**

34. Insurance coverage

The Company and its subsidiaries adopt the policy of contracting insurance coverage for properties subject to risks to cover any casualties, considering the nature of their activity. Coverages in 2020 and 2019 are shown below:

	Parent company and Consolidated	
	09/30/2020	**12/31/2019**
Civil liability for professionals	**10,000**	10,000
Civil liability for managers	**100,000**	70,000
Operational risks	**200,000**	165,800
Vehicles	**600**	600
	310,600	246,400

(In thousands of Reais, unless otherwise indicated)

35. Other information

35.1 STNE Transaction

On August 11, 2020, Linx S.A. entered into a Joint Venture and Other Covenants Agreement with STNE Participações S.A. ("STNE") and STONECO LTD. ("StoneCo"), and other intervening parties, regarding a potential business combination among Linx and STNE ("STNE Transaction") ("Joint Venture Agreement").

On September 1, 2020, the first amendment to the Joint Venture Agreement was executed, with the main following changes: (a) and increase in the cash payment to be received by Linx shareholders under the redemption of the STNE Class A and B preferred shares, from R$ 30.39 (in reais) to R$ 31.56 (in reais); and (b) a reduction of the compensatory bilateral fines for the events provided in the Joint Venture Agreement, from R$ 605,000 to R$ 453,750.

On October 1, 2020, Linx Board of Directors, represented by its independent directors, approved, among others: (a) the favorable manifestation on the STNE Transaction and the recommendation of its submission to Linx's shareholders; and (b) the call of an extraordinary general meeting of Linx to resolve on the STNE Transaction.

On October 2, 2020, Linx' administration and the administration of STNE executed the Protocol and Justification of Merger of Shares issued by Linx and STNE Participações S.A. ("Protocol and Justification"), establishing the terms and conditions for the merger of the totality of shares issued by Linx by STNE, in the context of the STNE Transaction.

On October 2, 2020, Linx called an Extraordinary General Meeting ("EGM"), to be held on November 17, 2020, at 2pm, to resolve on (1) the approval of the Protocol and Justification of the Merger of Shares, pursuant to its terms and conditions; (2) the approval of a waiver of STNE's obligation to enter the Novo Mercado, within the scope of the Share Merger, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão; (3) the approval of the waiver of the public offering of acquisition of shares issued by Linx set forth in article 43 of the Bylaws, within the scope of the corporate reorganization provided for within the Protocol and Justification; (4) with due regard to the provisions of the Joint Venture Agreement, if any of the matters previously resolved relating to the proposal of Merger of Shares involving STNE is not approved on the date of the EGM, authorize the the interactions with Totvs to resume, if the validity term of Totvs' proposal of business combination with the Company is extended.

On October 2, 2020, the second amendment to the Joint Venture Agreement was executed, in order to provide (a) adjustments to the numbers of shares issued by Linx and to the provisions related to Linx's stock option plans, to guarantee Linx's talent retention; (b) detailing of the provisions related to the termination of the Joint Venture Agreement; and (c) other consistency adjustments made in accordance with the terms of the Protocol and Justification.

Pursuant to the terms of the Joint Venture Agreement (as amended by the second amendment), the combination of the operations of STNE and Linx will be implemented by means of (i) the merger

(In thousands of Reais, unless otherwise indicated)

of all of Linx's issued and outstanding shares by STNE ("Merger of Shares"), with attribution, to the shareholders of Linx, of the mandatorily redeemable class A and class B preferred shares issued by STNE; and (ii) the redemption of all the newly issued mandatorily redeemable preferred shares of STNE ("Redemption of Shares"), upon the payment of an amount in cash and the delivery of class A shares of StoneCo, traded on the NASDAQ - Nasdaq Stock Market, or StoneCo BDR (Brazilian Depositary Receipt) Level I traded at B3.

Immediately after the implementation of the Merger of Shares, the Redemption of Shares shall occur as follows: (a) each one (1) class A preferred share of STNE will be redeemed upon the payment, in a single installment, to its holder, of R$ 31.56 (in reais) updated pro rata die based on the CDI variation as from the sixth (6th) month counted from August 11, 2020; and (b) each one (1) class B preferred share of STNE will be redeemed upon delivery, to its holder, of 0.0126774 class A shares of StoneCo, traded on the NASDAQ, or 0.0126774 StoneCo BDR, provided that each 1 (one) StoneCo BDR will correspond to 1 (one) StoneCo class A share.

The consummation of the STNE Transaction is subject to fulfillment of certain conditions precedent, including, among other, (a) the definitive approval of its consummation by CADE; and (b) the approval of the STNE Transaction by the shareholders of Linx and STNE.

Linx undertook an exclusivity commitment with the Stone Group to consummate the STNE Transaction, provided, however, that certain managers of the Company shall be able to receive and analyze binding and unsolicited proposals from third parties. If a competing transaction with a third party is consummated, Linx shall pay a compensatory fine to STNE of R$ 453,750. If CADE's approval is not obtained, STNE shall pay a compensatory fine to Linx in the amount of R$ 453,750. In case of a breach by any of the parties of its respective obligations that results in the termination of the Joint Venture Agreement, Linx or STNE will pay a compensatory fine to the innocent party in the amount of R$ 453,750.

On October 5, 2020, Stone Pagamento S.A. informed Linx that it would become the holder of 11 million Linx shares, representing approximately 5.81% of its share capital.

On October 19, 2020, Linx informed having received from Messrs. Nércio José Monteiro Fernandes, Alberto Menache e Alon Dayan copy of an official notice issued by the he Superintendence of Corporate Relations of CVM informing that, in its better understanding, such shareholders would be prevented from voting at the EGM in those matters related to the STNE Transaction. Linx was also informed that such an understanding shall be submitted for review within the CVM.

On October 28, 2020, as requested by independent directors, STNE sent a letter to Linx in which it waived the right to receive the penalty of R$ 112,500 in the event that, provided the EGM is held, any of the matters on its agenda is rejected and such rejection prevents, impairs or encumbers the consummation of the STNE Transaction, with the purpose of complying with the Official Letter No. 908/2020-SLS, issued by the Superintendence of Issuers' Listing and Supervision and the Superintendence of Issuers' Regulation, Guidance and Enforcement of B3. In addition, STNE increased by R$ 0.50 (fifty cents) per Linx share, the cash portion to be paid in exchange for the redemption of the STNE new shares, now representing R$ 32.06 (in reais) per Linx share. Said price increase is subject to the approval of the merger of Linx's shares into STNE by the EGM on November 17, 2020.

(In thousands of Reais, unless otherwise indicated)

On October 28, 2020, the Board of Directors of Linx, represented by its independent directors, and taking into consideration the opinions and analysis provided by the hired specialists, as well the opinions of the Fiscal Council and Audit Committee, as detailed in the minutes of the Board of Directors' meeting, resolved to (a) authorize Linx's Executive Office to express its agreement to the STNE letter; and (b) maintain its favorable manifestation to the STNE Transaction and to the recommendation for its submission to the Company's shareholders at the EGM called for November 17, 2020.

35.2 Totvs Proposal

On August 14, 2020, Linx received a letter with the subject "Proposal for Business Combination" from Totvs S.A. ("Totvs"), addressed to its Board of Directors. In such letter, Totvs proposes a business combination among Linx and Totvs, to be carried out through a merger of Linx's shares by Totvs or an entity controlled by Totvs, so that, at the end, Linx shareholders received, for each Linx share owned, one Totvs share plus R$ 6.20 (in reais). Totvs proposal would be subject to (a) the execution of a protocol and justification by the management of both companies approved by their respective board of directors; (b) the approval in a general meeting by both entities; (c) the approval of its consummation by CADE; and (d) Totvs' registration within the Securities and Exchange Commission.

On September 11, 2020, Totvs extended the validity of its proposal to October 13, 2020, and also agreed to the correction of the cash portion of its proposal with the variation of the CDI, counted from the 6th month from the presentation of its proposal.

On October 1, 2020, Linx Board of Directors, represented by its independent directors, analyzed the evaluation of Totvs proposal prepared by its Independent Committee and issued a favorable manifestation to the STNE Proposal.

On October 8, 2020, Totvs extended the validity of its proposal to November 17, 2020 and made available supporting documentation to its proposal.

On October 20, Totvs extended the validity of its proposal to December 31, 2020.

On October 28, 2020, Linx disclosed a material fact (a) informing that it became aware of the material fact disclosed by Totvs in which Totvs informs that it called an extraordinary general meeting of its shareholders to resolve on a proposal for a corporate reorganization involving Linx; and (b) clarifying that, for the purposes of articles 224, 225 and 252 of Law No. 6.404/76, none of Linx' managers signed any protocol and justification of merger or merger of shares with Totvs or any Totvs subsidiary.

On October 28, 2020, Linx Board of Directors, represented by its independent directors, analyzed the evaluation of Totvs proposal prepared by its Independent Committee, taking into consideration the opinions and analysis provided by the hired specialists, as well the opinions of the Fiscal Council and Audit Committee, as detailed in the minutes of the Board of Directors' meeting, and reiterated its favorable manifestation to the STNE Proposal.

Alberto Menache
Chief Executive Officer

Antonio Ramatis Fernandes Rodrigues
Financial Vice-President

Úrsula Copi Peres
Accountant